

FIRST MAJESTIC
SILVER CORP.

2026 ANNUAL GENERAL MEETING OF SHAREHOLERS

NOTICE OF MEETING & MANAGEMENT INFORMATION CIRCULAR



FROM THE CHAIR



Thomas F. Fudge, Jr.

TO OUR SHAREHOLDERS

You are invited to participate in the annual general meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Pacific Time) on Wednesday, June 10, 2026.

The business to be considered at the annual general meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Shareholders may contact the Laurel Hill Advisory Group, the Company's proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; text "INFO" to either number), or by email at assistance@laurelhill.com.

Your vote is important. We encourage you to participate in this process by voting your First Majestic shares.

Thank you for your support as shareholders and I hope you can join us on June 10, 2026.

(signed) "Thomas F. Fudge, Jr."

Thomas F. Fudge, Jr.
Chair of the Board



FROM THE CEO



Keith Neumeyer

"It was the focus on details and efficiency, the constant high standards, the innovation and entrepreneurial mindset that allowed us to benefit from this market environment."

Message from the CEO

An Unprecedented and Transformational Year

Silver's record performance, combined with over two decades of planning, investment and preparation at First Majestic, aligned to deliver an unprecedented and transformational year for our shareholders.

The team came through when it mattered most, successfully integrating Los Gatos into our operations while achieving production and financial milestones. Meanwhile, First Mint enjoyed a year of record sales, capitalizing on strong investment demand for physical silver. We also made key discoveries at Santa Elena and San Dimas, and these ore bodies continued to expand.

Staying True to our Vision

High metals prices offered a timely advantage in 2025, especially with silver outperforming gold. However, we didn't set First Majestic up for this market – we set First Majestic up expecting markets like this, along with the inevitable downturns.

In other words, we remained, and will always remain, **true to our vision** – regardless of price environments.

When I formed First Majestic 22 years ago, my intent was to build a low-cost producer that could manage silver cycles over decades. There is always work to do, but I believe First Majestic will thrive for the next 50 years because it is set up properly, with low-cost assets, a low-cost strategy and a culture focused on efficiency and the bottom-line benefits of operating safely and sustainably.

Los Gatos – a Major Step Forward

The essence of our vision has always been to build the world's largest primary silver producer. We are getting there – systematically, patiently, strategically. The Los Gatos acquisition, the largest in the Company's history, represents a major step forward on that path.

I want to congratulate everyone who played a role in the mine's integration. Our goal was to have Los Gatos fully integrated by July 1st. Our team delivered, on time and on budget, merging all the different control systems, policies and procedures within a six-month window.

A Model for Future Acquisitions

Los Gatos represents the type of asset we seek for future acquisitions: predominantly silver-based, low-cost, efficient, and with exploration potential that can sustain production for decades. Such assets are challenging to find, requiring scrupulous investigation and analysis. We will make our next acquisition only when we believe its profile meets our criteria.

Industry Awards for Safety and Sustainability

Our vision is also clear about improving the lives and communities of our host regions, for which we remained aligned in 2025. Our Community, Health & Safety section of our 2025 Annual Report details the industry awards received by our Mexico operations as well as Jerritt Canyon in Nevada, for which we are proud and will continue to strive for more.

What's Ahead for 2026

Looking ahead to 2026, we expect another year of strong cash flow and exploration success, with 266,000 metres of drilling planned across the entire portfolio. We plan to increase sales at First Mint, enjoying the benefits of its higher margins. Overall, we expect another year of strong, economic production, with a lower cut-off grade enabled by strong silver prices, generating robust revenues and margins across our portfolio.

On to Jerritt Canyon

With Los Gatos fully integrated, we're now focusing our efforts on the re-start of our Jerritt Canyon Gold Mine. We're excited about making the necessary investments at Jerritt in order to get this mine up and running by H2 2027.

Managing Record Cash

One of the questions I'm asked most is, how do we plan to deploy our record treasury position ($938 million at year-end and growing). Our current strategy is to let the treasury build while reinvesting in our operations. Ample cash provides more options for acquisitions, capital improvements, exploration and developing projects, like Jerritt Canyon. We have doubled the dividend to 2% of net revenues so shareholders can increasingly benefit from the strong silver market. We can also buy back stock opportunistically in 2026 after purchasing and cancelling $9 million of First Majestic shares in 2025.

Welcoming Our New President & CCDO

As part of First Majestic's continued growth strategy and ongoing succession planning, I want to welcome Mani Alkhafaji to the new role of President & Chief Corporate Development Officer, effective January 1, 2026. I will continue to serve as Chief Executive Officer.

Mani joined First Majestic nearly ten years ago to support the integration of the Santa Elena Mine acquisition. He has since held several senior leadership roles at First Majestic, learning different aspects of the business. I am confident that his knowledge, experience and strategic insight will play a vital role as we work towards achieving our vision.

In closing, I want to state how proud I am of our entire First Majestic team for the record performances achieved at nearly every level of the Company. Yes, we were helped by higher metals prices. But it was the focus on details and efficiency, the constant high standards, the innovation and entrepreneurial mindset that allowed us to benefit from this current environment.

(signed) "Keith Neumeyer"

Keith Neumeyer
CEO

TABLE OF CONTENTS



NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS



Date:
Wednesday,
June 10, 2026



Time:
10.00 a.m.
(Pacific Time)



Location:
Bennett Jones LLP
Suite 2500 – 666 Burrard
Street
Vancouver, British Columbia
V6C 2X8



Record Date:
April 15, 2026

NOTICE is hereby given that the Annual General Meeting (the "**Meeting**") of the shareholders of **First Majestic Silver Corp.** ("**First Majestic**" or the "**Company**") will be held at the offices of Bennett Jones LLP, Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on Wednesday, June 10, 2026 at 10:00 a.m. (Pacific Time). At the Meeting, the shareholders will receive the audited consolidated financial statements for the year-ended December 31, 2025, together with the auditor's report thereon, receive and consider the report of the directors, and consider these resolutions:

a. To set the number of directors of the Company at six (6).

b. To elect the directors of the Company to serve until the next annual general meeting of shareholders.

c. To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to set the remuneration to be paid to the auditor.

d. To vote on an advisory resolution with respect to the Company's approach to executive compensation.

e. To approve the unallocated entitlements under the Company's long-term incentive plan (the "**LTIP**") and ratify grants of Awards (as defined in the LTIP) that have been made since May 26, 2025, as more particularly described in the accompanying management information circular (the "**Information Circular**").

f. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 15, 2026. Only registered shareholders at the close of business on April 15, 2026, will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the "**Proxy**") and deposit it with Computershare Investor Services Inc. ("**Computershare**") by courier or mail at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) **by 10:00 a.m. (Pacific Time) on Monday, June 8, 2026** or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting but must follow the instructions set out in the accompanying Information Circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model ("**Notice and Access**") provided for under National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* for the delivery of this Notice of Meeting, the Information Circular and, if previously requested, the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2025 (collectively, the "**Meeting Materials**") to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 24th day of April, 2026.

(signed) "Keith Neumeyer"

Keith Neumeyer
Chief Executive Officer

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the "**Information Circular**"). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details

 **Date**
Wednesday, June 10, 2026

 **Location**
Bennett Jones LLP
Suite 2500 – 666
Burrard Street
Vancouver, British
Columbia V6C 2X8

 **Time**
10:00 a.m.
(Pacific Time)

Shareholder Voting Matters

Matter to be Voted on	Management's Recommendation	Reference Page
Set the Number of Directors at Six (6)	**FOR**	Page 9
Election of Directors	**FOR** each nominee	Page 9
Appointment of Auditor	**FOR**	Page 18
Advisory Vote on Executive Compensation	**FOR**	Page 19
Approve Unallocated Entitlements and Ratify Awards Granted under LTIP	**FOR**	Page 20

First Majestic has retained the Laurel Hill Advisory Group ("**Laurel Hill**") to assist in the solicitation of proxies for the Meeting. Shareholders may contact Laurel Hill for assistance with voting by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 1**

Director Nominees

Shareholders will be asked to elect six (6) directors to act as members of the Board of Directors of the Company (the "**Board**") until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 10 of this Information Circular.

				Committee Memberships			
Name	Principal Occupation	Year First Appointed	Independent	Audit	Corporate Governance & Nominating	Compensation	Sustainability
Keith Neumeyer	Chief Executive Officer of the Company	1998	No				
Marjorie Co	Business Development Professional/ Lawyer	2017	Yes	●	Chair		
Thomas F. Fudge, Jr.	Semi-retired Consultant	2021	Yes		●	Chair	
Raymond L. Polman	Retired/Finance Consultant	2022	Yes				Chair
Colette Rustad	Consultant	2021	Yes	Chair		●	
Ayesha Hira	Mining Consultant	2025	Yes	●			●

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 2**

PART ONE
VOTING INFORMATION

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 3**

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. ("**First Majestic**" or the "**Company**"). The accompanying form of proxy (the "**Proxy**") is for use at the Annual General Meeting of shareholders of the Company (the "**Meeting**") to be held on Wednesday, June 10, 2026, for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

First Majestic has retained Laurel Hill as its proxy solicitation agent in connection with the Meeting, and in connection with these services, the Company will pay Laurel Hill fees of up to $50,000 plus certain out of pocket expenses. Shareholders who require assistance in voting their common shares of First Majestic ("**Shares**") may contact Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America), or by email at assistance@laurelhill.com.

Unless otherwise indicated, all references in this Information Circular to "$" refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any Canadian dollar amounts which have been converted to United States dollars have been converted at an exchange rate of C$1.00 = $0.7296, being the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025.

This Information Circular is dated April 24, 2026. Unless otherwise stated, information in this Information Circular is as of April 15, 2026, being the Record Date for the Meeting.

Notice and Access Process

The Company has adopted the notice and access model ("**Notice and Access**") provided for under National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") for the delivery of the Notice of Meeting, this Information Circular, financial statements and management's discussion and analysis for the year ended December 31, 2025 (collectively, the "**Meeting Materials**") to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR+. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company's General Counsel & Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 27, 2026, in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold Shares of the Company that are registered directly in their names. **Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.**

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 4**

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the form of proxy (the "**Proxy**") and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the "**Management Designees**"). **Shareholders have the right to appoint a person or entity who need not be a shareholder to attend and act for them on their behalf at the meeting other than the persons named in the enclosed instrument of Proxy. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.**

Registered shareholders may direct the manner in which their Shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any Shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those Shares will be voted "for" each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on their Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. ("**Computershare**") by 10:00 a.m. (Pacific Time) on June 8, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare at the address indicated on the accompanying Notice, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment of the Meeting, or by delivering the written notice of revocation by any other manner permitted by law; or

(c) attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Shareholders who would like assistance with voting their Shares or obtaining their control number may contact Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 5**

Non-Registered Shareholders

Non-registered shareholders are persons who hold Shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). **Non-registered shareholders may participate in the Meeting (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) for further details and instructions.**

If a non-registered shareholder wishes to participate (either in person or through a nominee) and vote at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company's non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder's entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other accompanying form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b) unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Pacific Time) on June 5, 2026 or at least 72 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

Non-registered shareholders who have appointed themselves as proxyholders and who wish to attend the Meeting and vote in person should not complete the voting section of their voting instruction form. Such non-registered shareholders should register with Computershare upon arrival at the Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the Meeting.

Non-registered shareholders who have submitted their voting instructions to their Intermediary, but nonetheless wish to attend the Meeting are welcome to do so. Such non-registered shareholders should register with Computershare upon arrival at the Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the Meeting. Such shareholders should not complete and sign any ballot that may be called for at the Meeting as their voting instructions will already have been followed.

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available. If you are a non-registered shareholder, your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. The Company strongly encourages all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com well in advance of the cut-off time of 10:00 a.m. (Pacific Time) on June 5, 2026 (or well in advance of 72 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting).

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company's General Counsel & Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

Non-registered shareholders who do not object to their name being made known to the Company ("**NOBOs**") may be contacted by Laurel Hill to assist in conveniently voting their shares of First Majestic directly by telephone. First Majestic may also utilize the Broadridge QuickVote™ service to assist such shareholders with voting their Shares.

Shareholders who would like assistance with voting their Shares or obtaining their control number may contact Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com

Distribution to Non-Registered Shareholders

Non-registered shareholders fall into two categories: those who object to their identity being known to the Company ("**OBOs**") and NOBOs.

In accordance with applicable securities law requirements, the Company has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy to the Intermediaries and clearing agencies for distribution to non-registered shareholders. Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Electronic Delivery of Meeting Materials

Non-registered shareholders are asked to consider signing up for electronic delivery ("**E-delivery**") of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy: go to www.proxyvote.com and sign in with your control number, submit your vote in respect of the resolutions for the Meeting and, following your vote confirmation, you will be able to select the E-delivery box and provide your email address. Once you have registered for E-delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Voting Securities and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of Shares without par value. As of April 15, 2026 (the "**Record Date**"), there were 493,741,468 Shares without par value issued and outstanding.

Each shareholder is entitled to one vote for each common share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 7**

PART TWO
BUSINESS OF THE MEETING

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 8**

The Meeting will address the following matters:

a.   Receive the Company's audited consolidated financial statements for the year ended December 31, 2025, together with the auditor's report thereon.

b.   Set the number of directors at six (6).

c.   Elect the directors who will serve until the next annual general meeting of shareholders.

d.   Appoint the auditor of the Company that will serve until the next annual general meeting of shareholders and authorizing the Board to set the auditor's remuneration.

e.   Vote on an advisory resolution with respect to the Company's approach to executive compensation.

f.   Approve the unallocated entitlements under the Company's long-term incentive plan (the "**LTIP**") and ratify grants of Awards (as defined in the LTIP) that have been made since May 26, 2025.

g.   Transact any such other business as may properly be brought before the Meeting.

Receiving the Audited Consolidated Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the auditor's report on those statements (the "**Financial Statements**"), will be presented to the shareholders at the Meeting. The Financial Statements are available on the Company's website at www.firstmajestic.com/investors/reports-filings/ or under the Company's SEDAR+ profile at www.sedarplus.ca. A paper copy of the Financial Statements and accompanying management's discussion & analysis may be requested, at no charge to the shareholder, by e-mailing such request to info@firstmajestic.com or calling the General Counsel & Corporate Secretary of the Company toll-free at 1-866-529-2807.

Setting the Number of Directors

The Company's Board currently consists of six directors, and at the Meeting, shareholders will be asked to set the number of directors of the Company for the ensuing year at six (6). **In the absence of instructions to the contrary, all Proxies will be voted "FOR" setting the number of directors of the Company at six (6) for the ensuing year.**

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in "Nominees for Election of Directors" for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. **In the absence of instructions to the contrary, all Proxies will be voted "FOR" the nominees herein listed.** Each director elected at the Meeting will hold office until the Company's next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder's shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On May 20, 2016, the Board adopted a policy (the "**Majority Voting Policy**") which requires that any nominee for director for which there are a greater number of votes "withheld" than votes "for" his or her election will be

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 9**

required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on February 19, 2021, and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Corporate Governance & Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Corporate Governance & Nominating Committee) which will consider the director's resignation and will recommend to the Board whether or not to accept it. The Corporate Governance and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Corporate Governance & Nominating Committee's recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Corporate Governance & Nominating Committee at which the resignation is considered.

Advance Notice Policy

Pursuant to the advance notice policy (the "**Advance Notice Policy**") adopted by the Board on April 11, 2013, as subsequently amended, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on May 5, 2026. No such nominations have been received by the Company as of the date of this Information Circular.

Director Tenure Policy

On December 3, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board in order to sustain Board performance and maintain Board expertise (the "**Director Tenure Policy**"). The Director Tenure Policy. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

- For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or
- For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may extend the term of a non-management director who joined the Board on or after January 1, 2015, for a subsequent five-year period.

Nominees for Election as Directors

The tables below set out the names of each of the nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of securities of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at the Record Date (April 15, 2026). All of the proposed nominees were duly elected as directors at the last Annual General Meeting of the Company's shareholders that was held on May 20, 2025. The Board recommends that shareholders vote **FOR** the director nominees.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 10**



KEITH N. NEUMEYER [1]

Zug, Switzerland

Age: 66

Director since
December 1998

Not Independent

Principal Occupation:
Chief Executive Officer of the
Company since November
2001

Chair of First Mining Gold
Corp. since March 2015

Mr. Neumeyer has worked in the investment community for over 40 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer founded First Majestic in 2001, serving as the Company's President and CEO from November 2001 to December 2025, and in connection with the Company's succession planning, Mr. Neumeyer's title with First Majestic changed to CEO effective January 1, 2026. He also created and took public First Mining Gold Corp (FF.TSX) in March 2016 and has served as Chair of the Board of First Mining since its inception. In addition, Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (FM.TSX), and he has also assisted in the listing of a number of companies on the Toronto Stock Exchange ("TSX") and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Primary Skills and Expertise	2025 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Risk Management Human Resources Government and Community Relations	BMO Capital Markets Global Metals & Mining Conference Gold Forum Europe 2025 The Rule Symposium on Natural Resource Investing Gold Forum Americas 2025 121 Mining & Energy Investing Swiss Mining Institute Conference National Bank CEO Mining Conference Soar Financial Deutsche Goldmesse Invest Stuttgart Nordic Funds & Mines Summit 2025 LME Week 2025 Board Corporate Governance Education Session (CLE BC) Board Education Session (UBC Sauder School of Business) Prospectors & Developers Association of Canada (PDAC) Conference In-house training course: Code of Ethical Conduct (NAVEX) In-house training course: Conflicts of Interest (NAVEX)

Voting Results of 2025 Annual General Meeting	
For	**Withheld**
99.23%	0.77%

Board and Committee Membership	Attendance	
Board	11 / 11	100%

Other Reporting Issuer Directorships
First Mining Gold Corp. (Chair of Board)

Security holdings (as at April 15, 2026)				
Share Ownership Requirement Achieved? [2]	**Shares**	**Options**	**RSUs**	**PSUs**
Yes	4,732,882	699,715	384,510	300,140

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Neumeyer.
(2) See the section entitled *"Executive Share Ownership Requirement"* on page 67 of this Information Circular for details regarding the requirements that apply to officers under the Company's Share Ownership Guidelines.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 11**



THOMAS F. FUDGE, JR., P.E., P.Eng. (ret) (1)

Grand Junction, Colorado, U.S.A.

Age: 71

Director since February 2021

Independent

Principal Occupation: Semi-retired Executive

Mr. Fudge brings over 40 years of professional mining experience, having previously worked with companies including Tahoe Resources Inc., Alexco Resources Corp., Hecla Mining Company, and Sunshine Precious Metals. He holds a Bachelor of Science degree in Mining Engineering from Michigan Technological University and has overseen numerous major mining construction projects in the United States, Mexico, Venezuela, Yukon Territory, Guatemala, and Peru.

Primary Skills and Expertise	2025 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Accounting Risk Management Human Resources Government and Community Relations Environment & Sustainability	In-house continuing education session: AI and Cybersecurity (INQ Law) Q4 Economic Outlook with Stephen Poloz (Osler, Hoskin & Harcourt LLP) Site visits to the Los Gatos mine, the Santa Elena mine and the First Mint facility In-house training course: Code of Ethical Conduct (NAVEX) In-house training course: Conflicts of Interest (NAVEX) In-house training course: Anti-Bribery and Corruption (NAVEX)

Voting Results of 2025 Annual General Meeting	
For	Withheld
50.44%	49.56%

Board and Committee Membership	Attendance	
Board	11 / 11	100%
Audit	2 / 2	100%
Compensation	8 / 8	100%
Corporate Governance & Nominating	3 / 3	100%

Other Reporting Issuer Directorships
None

Security holdings (as at April 15, 2026)				
Share Ownership Requirement Achieved? (2)	Shares	Options	RSUs	DSUs
Yes	5,165	NIL	8,264	81,078 (3)

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Fudge, Jr.
(2) See the section entitled *"Director Share Ownership Requirement"* on page 47 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.
(3) Comprises 10,932 DSUs that can be settled in Shares, and 70,146 DSUs that can only be settled in cash.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 12**



MARJORIE CO, B.Sc., LL.B., MBA [1]

British Columbia, Canada

Age: 57

Director since
March 2017

Independent

Principal Occupation:
Business Development
Professional/Lawyer

Ms. Co brings over 25 years of legal, business and corporate development experience. She currently provides business development and legal advice for technology-focused organizations and start-up companies. Her previous roles have included being the Director of Strategic Relations at Westport Innovations Inc. and Chief Development Officer at The PROOF Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Primary Skills and Expertise	2025 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources Government and Community Relations Environment & Sustainability	Empowering Corporate Boards: The Evolving Role of Directors and CEOs in Driving Informed, Risk-Ready Decisions (S&P Global Market Intelligence) Q4 Economic Outlook with Stephen Poloz (Osler, Hoskin & Harcourt LLP) Proxy Season Webcast (PwC) Director's Series Roundtables—Governance of Technology Transformation and the Role of the Audit Committee (Deloitte) Human Rights Webinar: Is DEI still legal in Canada? (Fasken) Oversight of Cybersecurity in an Era of Digital Acceleration (ICD) In-house continuing education session: AI and Cybersecurity (INQ Law) Impact of Tariffs on Common Commercial Contractual Provisions (Fasken) Director Connect—is ESG Cancelled? (Deloitte) Corporate Governance 2025 (CLE BC) Advanced Securities 2025 Series (CLE BC) Director Connect—AI & The Boardroom (PwC) PwC's Mining Minds (PwC) Site visits to the Los Gatos mine, the Santa Elena mine and the First Mint facility In-house training course: Code of Ethical Conduct (NAVEX) In-house training course: Anti-Bribery and Corruption (NAVEX)

Voting Results of 2025 Annual General Meeting	
For	**Withheld**
99.26%	0.74%

Board and Committee Membership	Attendance	
Board	11 / 11	100%
Corporate Governance & Nominating	3 / 3	100%
Audit	5 / 5	100%
Sustainability	2 / 2	100%

Other Reporting Issuer Directorships

None

Security holdings (as at April 15, 2026)				
Share Ownership Requirement Achieved? [2]	**Shares**	**Options**	**RSUs**	**DSUs**
Yes	13,821	NIL	8,234	42,951 [3]

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Co.

(2) See the section entitled "Director Share Ownership Requirement" on page 47 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(3) Comprises 11,017 DSUs that can be settled in Shares, and 31,934 DSUs that can only be settled in cash.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.



RAYMOND L. POLMAN, B.Sc. ICD.D. [1]

British Columbia, Canada

Age: 66

Director since
May 2022

Independent

Principal Occupation:
Retired Chief Financial Officer

Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of the Company from February 2007 to December 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental Services Ltd., a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Professional Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte, LLP, and he has completed the ICD-Rotman Directors Education Program.

Primary Skills and Expertise	2025 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Information Technology Environment & Sustainability	Navigating Global Tariffs: Expert Insights for Canadian Boards (ICD) In-house training course: Code of Ethical Conduct (NAVEX) Perspectives on Sustainability Disclosure—The future of integrated reporting and integrated thinking (IFRS Foundation) The Complexities of CEO Performance and Succession Planning (IFRS Foundation) Perspectives on Sustainability Disclosure—Ramping up systems and processes for sustainability data (IFRS Foundation) In-house continuing education session: AI and Cybersecurity (INQ Law) Be it Resolved #4—Canada Needs to set its own Path Regarding Sustainability Standards (ICD) Be it Resolved #5—A Strict Focus on Compliance Limits Board Effectiveness (ICD) Be it Resolved #9—Trust is a zero sum game (ICD) Be it Resolved #11—Boards Need to Rethink Cyber Risk in the Age (ICD) Aligning Climate and Critical Business Strategy (ICD) Executive Compensation: Insights and Best Practices from Canada and the UK (ICD) Reflections from 2024 Reporting, APAC Practitioner's Perspective (IFRS Foundation) Perspectives on Sustainability Disclosure—Climate-related targets and transition plans disclosure (IFRS Foundation) AI and the Board Room—Navigating Risk and Opportunity (PwC) Annual Financial & Regulatory Reporting Update (PwC) In-house training course: Anti-Bribery and Corruption (NAVEX) Site visits to the Los Gatos mine, the Santa Elena mine and the First Mint facility

Voting Results of 2025 Annual General Meeting

For	Withheld
99.51%	0.49%

Board and Committee Membership	Attendance	
Board	13 / 13	100%
Sustainability	2 / 2	100%

Other Reporting Issuer Directorships

First Mining Gold Corp.

Security holdings (as at April 15, 2026)				
Share Ownership Requirement Achieved? [2]	Shares	Options	RSUs	DSUs [3]
Yes	100,667	NIL	8,234	36,678

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Polman.

(2) See the section entitled "Director Share Ownership Requirement" on page 47 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(3) These DSUs may only be settled in cash.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 14**



COLETTE RUSTAD, CPA, CA, ICD.D. (1)

British Columbia, Canada

Age: 60

Director since
July 2021

Independent

Audit Committee financial expert
Principal Occupation:
Consultant

Ms. Rustad is an international financial expert with over 30 years of diverse financial and operational experience, including mergers and acquisitions, project construction, risk management and advisory expertise in the mining, financial services, energy and technology sectors. She currently serves as a director of the Sanford Housing Society, previously served as a director for Terrane Metals Corp. and held executive positions at Barrick Africa (Vice-President & Chief Financial Officer); Goldcorp Inc, (Senior Vice-President, Treasurer and Controller); Ernst & Young Toronto (Senior Manager), and Alio Gold (Executive Vice-President & Chief Financial Officer). Ms. Rustad is a Chartered Professional Accountant (CPA)(CA) with a Bachelor of Commerce from the University of Calgary, and she has completed the Advanced Management Program from the Wharton Graduate School of Business, University of Pennsylvania and the ICD-Rotman Directors Education Program.

Primary Skills and Expertise	2025 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Operations Industry Expertise Accounting Risk Management Human Resources Information Technology Government & Community Relations Environment & Sustainability	Mining Audit Committee Roundtable (KPMG) Implications of New US Tariffs on B.C. Businesses (KPMG) KPMG's Financial Reporting Update 2025 (KPMG) 2025 KPMG Mining Showcase (KPMG) Vancouver Audit Committee Roundtable (KPMG) AI Agents in Action: Practical insights to enhance work performance (KPMG) In-house continuing education session: AI and Cybersecurity (INQ Law) Institute of Corporate Directors (ICD) webcast: Navigating Global Tariffs: Insights for Canadian Board (PwC) Director Connect—is ESG Cancelled? (Deloitte) The 29th Global CEO Survey—Canadian insights (PwC) Audit Committee Chair for the future (Deloitte) Deloitte—GenAI: What Boards Need to Know (Deloitte) Dr. Ira Kalish, Chief Global Economist at Deloitte—Insights on the economic outlook for North America (Deloitte) Director Series—Audit Committees and the governance and complexities of finance transformation (Deloitte) Confronting Trade and Tariff Uncertainty: Implications for Canadian boards (Deloitte) Audit Committee Update—developments and challenges faced by audit committees (Deloitte) Shaping Canada's response to emerging US trade policy (Deloitte) Quarterly accounting roundup: Q2 2025 update on important developments (Deloitte) Hard Lessons in Corporate Governance (Deloitte) Audit Committee Update (Deloitte) Resilience for Growth (Deloitte) Navigating Global Tariffs: Expert Insights for Canadian Boards (ICD) Scenario Planning & Stress Testing in Today's World (ICD) Glass Lewis and ISS—Annual Policy Updates Site visits to the Los Gatos mine, the Santa Elena mine and the First Mint facility In-house training course: Code of Ethical Conduct (NAVEX)

Voting Results of 2025 Annual General Meeting

For	Withheld
54.82%	45.18%

Board and Committee Membership	Attendance	
Board	11 / 11	100%
Audit	5 / 5	100%
Compensation	8 / 8	100%

Other Reporting Issuer Directorships

None

Security holdings (as at April 15, 2026)				
Share Ownership Requirement Achieved? (2)	**Shares**	**Options**	**RSUs**	**DSUs**
Yes	9,875	NIL	13,739	40,146 (3)

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Rustad.

(2) See the section entitled *"Director Share Ownership Requirement"* on page 47 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(3) Comprises 8,212 DSUs that can be settled in Shares, and 31,934 DSUs that can only be settled in cash.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.



AYESHA HIRA, CFA, ICD.D [1]

London, United Kingdom

Age: 53

Director since May 2025

Independent

Principal Occupation:
Consultant

Ms. Hira is a seasoned mining professional with over 30 years of experience in the sector. She began her career as a geologist, working across a variety of commodities and project types before transitioning into capital markets. Ms. Hira has worked in the global mining teams at CIBC World Markets and RBC Capital Markets in the analysis and financing of globally listed mining and steel companies. She has held executive roles at Lucara Diamond Corp., a Lundin Group company, where she served as VP, Corporate Development and Strategy, focusing on strategic growth and mergers, and Interim CEO and President at Belo Sun Mining Corp. She has held various governance and board positions, previously serving as a board member of Belo Sun Mining Corp., Lucara Botswana Pty., and Clara Diamond Solutions, as well as being elected to the board of the Responsible Jewellery Council representing the Mining Forum, and being appointed as a committee member with the Natural Diamond Council. Ms. Hira is a Chartered Financial Analyst charter-holder (CFA) with a Bachelor of Science (Honours) in Geology from Queen's University, Canada, and she holds an ICD.D designation from the Institute of Corporate Directors.

Primary Skills and Expertise	2025 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Accounting Risk Management Human Resources Government and Community Relations Environment & Sustainability	Prospectors & Developers Association of Canada (PDAC) Conference National Security and Geopolitics in Mining (Gowling WLG) AI Governance Unveiled for Modern Boards (Women Get On Board) Tariffs, Inflation and Monetary Policy: Analysing the Impact (CFA Society, UK) The Role of Women in Transforming Mining: Innovation and Sustainability (Gowling WLG) Executive Compensation: Insights and Best Practices from Canada and the UK (ICD) Navigating Global Tariffs: Expert Insights for Canadian Boards (ICD) ESG: Risk and Reward for the Mining and Metals Sector (Fieldfisher) Executive Compensation: Aligning Pay with Strategy (Women Get On Board) Oversight of Cybersecurity in an Era of Digital Acceleration (ICD) Navigating Headwinds to Higher Ground: Board Leadership in Turbulent Times (ICD/PwC) Q4 Economic Outlook with Stephen Poloz (Osler, Hoskin & Harcourt LLP) In-house continuing education session: AI and Cybersecurity (INQ Law) Site visits to the Los Gatos mine, the Santa Elena mine and the First Mint facility In-house training course: Anti-Bribery and Corruption (NAVEX) In-house training course: Code of Ethical Conduct (NAVEX) In-house training course: Conflicts of Interest (NAVEX)

Voting Results of 2025 Annual General Meeting

For	Withheld
99.46%	0.54%

Board and Committee Membership	Attendance [2]	
Board	7 / 7	100%
Audit	3 / 3	100%

Other Reporting Issuer Directorships

None

Security holdings (as at April 15, 2026)				
Share Ownership Requirement Achieved [3]	Shares	Options	RSUs	DSUs [4]
Yes	NIL	NIL	6,018	10,232

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Hira.

(2) The numbers in this section reflect Ms. Hira's attendance from May 20, 2025, being the date Ms. Hira was elected as a director of the Company, to December 31, 2025.

(3) See the section entitled *"Director Share Ownership Requirement"* on page 47 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(4) These DSUs may only be settled in cash.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 16**

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at the Record Date.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a) was the subject of a cease trade order, a similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under *"Statement of Corporate Governance Practices – Assessments"*, the Board has adopted an annual formal director assessment process. As a part of this process the Board assesses the skills and expertise necessary to provide effective oversight of the business of the Company. The following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular:

	Keith Neumeyer	Marjorie Co	Thomas F. Fudge, Jr.	Raymond L. Polman	Colette Rustad	Ayesha Hira
Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.	✓	✓	✓	✓	✓	✓
International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	✓	✓	✓	✓	✓	✓
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	✓	✓	✓	✓	✓	✓
Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.	✓		✓		✓	✓
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	✓	✓	✓	✓	✓	✓

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR — **Page 17**

	Keith Neumeyer	Marjorie Co	Thomas F. Fudge, Jr.	Raymond L. Polman	Colette Rustad	Ayesha Hira
Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.		✓	✓	✓	✓	✓
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.	✓	✓	✓	✓	✓	✓
Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.	✓	✓	✓		✓	✓
Information Technology - Experience developing and implementing leading information technology practices, including information security, at a major organization.				✓	✓	
Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.	✓		✓		✓	✓
Environment and Sustainability - Experience with and an understanding of environmental, health and safety issues and sustainable development practices in the mining industry.		✓	✓	✓	✓	✓

The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that person for the skill or expertise.

Appointment of Auditor

The Company's auditor conducts the annual audit of the Company's financial statements, provides audit-related tax and other services, and reports to the Audit Committee of the Board. The Audit Committee is directly responsible for recommending the appointment, compensation, retention, evaluation, and, if necessary, termination of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee and the Board have confirmed the appointment of Deloitte LLP as the independent registered public accounting firm for First Majestic for the calendar year ending December 31, 2026. Deloitte LLP has been the Company's auditor since December 14, 2004.

The Audit Committee has reviewed and assessed the independence of Deloitte LLP and specifically considers the audit firm's independence related to all non-audit services and engagements provided by Deloitte LLP. Deloitte LLP follows audit partner rotation guidelines, such that a new lead audit partner and lead quality review partner is assigned to the Company at least every five years. Partners that complete a five-year term are required to observe a cooling-off period of at least five years before providing any further audit or non-audit services to the Company. Our current lead audit partner has been the lead audit partner since the year ended December 31, 2022.

The members of the Audit Committee and the Board believe that the continued retention of Deloitte LLP as the Company's independent registered public accounting firm is in the best interests of the Company and of benefit to its shareholders. The Board recommends that shareholders vote **FOR** the re-appointment of Deloitte LLP as auditor of the Company until the next Annual General Meeting and **FOR** the resolution authorizing the Board to set the remuneration to be paid to the auditor. **In the absence of instructions to the contrary, all Proxies will be voted "FOR" re-appointment of Deloitte LLP as auditor of the Company and "FOR" the resolution authorizing the Board to set the remuneration to be paid to Deloitte LLP.**

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 18**

Auditor's Fees

The following table sets out the fees billed to the Company by Deloitte LLP for professional services in each of the years ended December 31, 2024, and December 31, 2025, respectively.

Category	Year ended December 31, 2025	Year ended December 31, 2024
Audit Fees	$2,505,000	$1,752,000
Audit-Related Fees	$ 273,150	$ 215,000
Tax Fees	$ 50,500	Nil
All Other Fees	Nil	Nil

Notes:

Audit fees include fees for services rendered by the Independent Registered Public Accounting Firm in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. Tax fees include professional services rendered by the Independent Registered Public Accounting Firm for tax compliance, tax advice, and tax planning. Audit-related fees include an audit opinion on housing fund remittances in Mexico along with fees in connection with our prospectus supplement. The 2025 audit fee includes amounts billed for services relate to fiscal year ended December 31, 2025.

Advisory Vote on Executive Compensation

On March 6, 2015, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as "Say-on-Pay" (the "**Say-on-Pay Policy**"). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company's compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

"**BE IT RESOLVED**, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company's Information Circular for this meeting."

The Board recommends that shareholders vote **FOR** the advisory resolution on executive compensation.

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. Following the results of the advisory vote for the Company's 2025 annual general meeting, the Company engaged Laurel Hill to assist with an investor outreach campaign to discuss any concerns from significant shareholders, and to provide an opportunity for significant shareholders to communicate their comments and feedback to the Company relating to the Company's executive compensation practices. The results of this investor outreach campaign are set out in the section of this Information Circular entitled *"Part Three – Statement of Corporate Governance Practices – Responsiveness to 2025 "Say-on-Pay" Support"*.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 19**

Approval of Unallocated Entitlements and Ratification of Awards Granted under LTIP

Pursuant to the policies of the TSX, we are required to obtain approval of all unallocated entitlements under our LTIP every three years. Our LTIP was initially adopted and approved by our shareholders on May 26, 2022, and accordingly, we are seeking to obtain approval for all unallocated entitlements under our LTIP. In addition, because the Company did not seek this approval at its 2025 annual general meeting of shareholders, any Awards (as defined in the LTIP) that were granted under the LTIP since May 26, 2025 were granted without the requisite shareholder approval being in place.

The following tables set out the details of all Awards granted between May 26, 2025 and the date of this Information Circular that require shareholder ratification. Shareholders are therefore also being asked at the Meeting to ratify all such Awards along with any additional Awards that may be issued to Directors, Employees or Consultants (each as defined in the LTIP) who are hired or retained between the date of this Information Circular and the date of the Meeting, up to a maximum of 300,000 Options (as defined herein) and a maximum of 50,000 full-value awards, being RSUs and PSUs (each as defined herein) (all Awards listed in the tables below, together with all such additional Awards that may be issued prior to the date of the Meeting, collectively, the "**Interim Awards**"). Any such additional Awards will be granted in accordance with the terms of the LTIP, including that the exercise price per Share subject to any Option will in no event be lower than the Market Price on the Grant Date (each as defined in the LTIP). For greater certainty, the foregoing maximum numbers apply only to additional Awards that may be issued between the date of this Information Circular and the date of the Meeting and do not include the Awards set out in the tables below.

Options

Recipient	Grant Date	Expiry Date	Exercise Price (C$)	Number of Options
Keith Neumeyer	July 3, 2025	July 3, 2035	11.55	134,569
Steve Holmes	July 3, 2025	July 3, 2035	11.55	50,023
David Soares	July 3, 2025	July 3, 2035	11.55	40,444
Samir Patel	July 3, 2025	July 3, 2035	11.55	12,500
Employees	July 3, 2025	July 3, 2035	11.55	344,000
Employee	September 3, 2025	September 3, 2035	13.26	50,000
Consultant	September 17, 2025	September 17, 2035	14.41	25,000
Employee	November 19, 2025	November 19, 2035	16.35	15,000
Mani Alkhafaji	January 1, 2026	January 1, 2036	22.90	100,000
Keith Neumeyer	January 5, 2026	January 5, 2036	22.06	51,772
Steve Holmes	January 5, 2026	January 5, 2036	22.06	20,015
David Soares	January 5, 2026	January 5, 2036	22.06	17,148
Mani Alkhafaji	January 5, 2026	January 5, 2036	22.06	14,649
Samir Patel	January 5, 2026	January 5, 2036	22.06	12,500
Employees	January 5, 2026	January 5, 2036	22.06	417,750
Employee	February 9, 2026	February 9, 2036	30.06	5,000
Employee	February 18, 2026	February 18, 2036	29.27	25,000
Employee	March 11, 2026	March 11, 2036	36.27	15,000
Consultant	April 20, 2026	April 20, 2036	29.48	200,000
			Total	**1,550,370**

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 20**

RSUs

Recipient	Grant Date	Number of RSUs
Employee	September 3, 2025	5,429
Employee	September 26, 2025	12,449
Mani Alkhafaji	January 1, 2026	25,000
Thomas F. Fudge, Jr.	January 5, 2026	2,266
Marjorie Co	January 5, 2026	2,266
Daniel Muñiz Quintanilla	January 5, 2026	2,266
Ayesha Hira	January 5, 2026	2,266
Raymond Polman	January 5, 2026	2,266
Colette Rustad	January 5, 2026	2,266
Keith Neumeyer	January 5, 2026	62,770
Steve Holmes	January 5, 2026	24,270
David Soares	January 5, 2026	20,800
Mani Alkhafaji	January 5, 2026	17,770
Samir Patel	January 5, 2026	7,940
Employees	January 5, 2026	209,510
Consultant	April 20, 2026	20,851
Total		**424,137**

PSUs

Recipient	Grant Date	Number of PSUs
Mani Alkhafaji	January 1, 2026	10,000
Keith Neumeyer	January 5, 2026	47,080
Steve Holmes	January 5, 2026	18,200
David Soares	January 5, 2026	15,600
Mani Alkhafaji	January 5, 2026	13,330
Samir Patel	January 5, 2026	5,950
Employees	January 5, 2026	96,720
Consultant	April 20, 2026	13,901
Total		**220,781**

At the Meeting, shareholders will be asked to pass an ordinary resolution in the following form to approve all unallocated entitlements under the LTIP and to ratify all Interim Awards:

"**BE IT RESOLVED** as an ordinary resolution that:

- all unallocated entitlements under the LTIP are hereby approved;

- all Interim Awards as described in the Company's Management Information Circular dated April 24, 2026 are hereby ratified and approved, and such Interim Awards may hereby be exercised or settled in common shares of the Company in accordance with their terms;

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

- the Company be and is hereby authorized to grant Awards (as defined in the LTIP) under the LTIP until June 10, 2029, being the date that is three years from the date hereof; and

- any director or officer of the Company be and is hereby authorized to such things and to sign, execute and deliver all documents that such director or officer may, in their discretion determine to be necessary in order to give full effect to the intent and purpose of this resolution."

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the unallocated entitlements under the LTIP are not approved at the Meeting, Awards granted prior to May 26, 2025 will be unaffected, but the Company will not be permitted to issue any Shares of the Company on the settlement of any future Awards until shareholder approval is obtained. If the Interim Awards are not ratified at the Meeting, such Interim Awards will be cancelled forthwith.

The Board recommends that shareholders vote **FOR** the approval of unallocated entitlements under the Company's LTIP and ratification of the Interim Awards.

In the absence of instructions to the contrary, all Proxies will be voted "FOR" the above resolution.

Other Business

As of the date of this Information Circular, the Company is not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Majestic proxyholders intend to vote on such items in accordance with management's recommendation.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 22**

PART THREE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 23**

The Board is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board has adopted the board mandate (the "**Board Mandate**") provided in Appendix "A" hereto clarifying the Board's responsibilities and ensuring effective communication between the Board and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 *Disclosure of Corporate Governance Practices*, as set out in Form 58-101F1 *Corporate Governance Disclosure* (the "**Form 58-101F1 Guidelines**"). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

Board of Directors

Independence of the Board

The Board currently consists of six directors, of whom five (a majority) are independent. None of the five independent directors has any direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of that person's independent judgment. Thomas F. Fudge, Jr., Marjorie Co, Colette Rustad, Raymond L. Polman and Ayesha Hira and are independent. Keith Neumeyer is the Chief Executive Officer of the Company. As an officer of the Company, Mr. Neumeyer is not an independent director.

Director	Independent	Non-Independent	Reason for Non-Independence
Keith Neumeyer		●	Officer
Marjorie Co	●		
Thomas F. Fudge, Jr.	●		
Raymond L. Polman	●		
Colette Rustad	●		
Ayesha Hira	●		

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 24**

Directorships and Interlocks

The following table discloses the directors of the Company (including any new nominee directors) that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships
Keith Neumeyer	First Mining Gold Corp.	Chair of Board	Audit Committee Compensation Committee Corporate Governance & Nominating Committee
Raymond L. Polman	First Mining Gold Corp.		Audit Committee (chair) Corporate Governance & Nominating Committee

The Board Mandate prohibits a director of the Company from serving on the board of more than five reporting issuers (excluding the Company).

The term "**Board Interlock**" means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term "**Committee Interlock**" means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer. Each of Keith Neumeyer and Raymond L. Polman is also a member of the board of directors of First Mining Gold Corp. ("**FF**"), a mineral exploration and development company listed on the Toronto Stock Exchange, and each of them is also a member of the Audit Committee of FF. This constitutes a "Board Interlock" and a "Committee Interlock" for the purposes of the Board Mandate. The Board has determined that, in its judgement, the Board Interlock does not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, FF is focused on development and exploration properties, primarily in eastern Canada while the Company is focused on producing properties in Mexico and the United States.

In the event of a conflict, each of the directors involved will be required to act in accordance with their obligations under the Code (as defined under the heading in this Information Circular entitled "*Ethical Business Conduct*") and applicable corporate and securities laws as described under the heading "*Ethical Business Conduct*".

Independent Directors' Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board and the Audit Committee hold in-camera meetings regularly following Board meetings and Audit Committee meetings. During the financial year ended December 31, 2025, the independent directors of the Board held 11 in-camera meetings (one at the end of each Board meeting), and the Audit Committee held five (5) in-camera meetings (one at the end of each Audit Committee meeting).

Chair

The Chair of the Board, Thomas F. Fudge, Jr., is an independent director. The Chair of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chair of the Board is responsible for the following duties and responsibilities, among other things: act as

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Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 25**

liaison between the Board and key management of the Company and shareholders; chair Board and shareholder meetings; coordinate the agenda for Board meetings, and assist the Compensation Committee with its annual review of the performance of directors and the Board as a whole.

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, once every quarter and immediately following the annual general meeting of the Company's shareholders each year. The Audit Committee meets every quarter, and each of the other committees of the Board generally meet at least once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2025, the Board held eleven (11) meetings, the Audit Committee held five (5) meetings, the Compensation Committee held eight (8) meetings, the Corporate Governance & Nominating Committee held three (3) meetings and the Sustainability Committee held two (2) meetings. The following table provides details regarding attendance of each current director for director and committee meetings during the financial year ended December 31, 2025 at these meetings.

Director	Board of Directors	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Sustainability	Committees (Total)	Overall Attendance
Keith Neumeyer	11 / 11 (100%)	N/A	N/A	N/A	N/A	N/A	11 / 11 (100%)
Marjorie Co	11 / 11 (100%)	5 / 5 (100%)	3 / 3 [1] (100%)	N/A	2 / 2 (100%)	10 / 10 (100%)	21 / 21 (100%)
Thomas F. Fudge, Jr.	11 / 11 (100%)	2 / 2 [2] (100%)	3 / 3 (100%)	8 / 8 [1] (100%)	N/A	13 / 13 (100%)	24 / 24 (100%)
Raymond L. Polman	11 / 11 (100%)	N/A	N/A	N/A	2 / 2 [1] (100%)	2 / 2 (100%)	13 / 13 (100%)
Colette Rustad	11 / 11 (100%)	5 / 5 [1] (100%)	N/A	8 / 8 (100%)	N/A	13 / 13 (100%)	24 / 24 (100%)
Ayesha Hira [3]	7 / 7 (100%)	3 / 3 (100%)	N/A	N/A	N/A	3 / 3 (100%)	10 / 10 (100%)

(1) Indicates such director is the Chair of the committee.
(2) This number reflects Mr. Fudge's attendance at Audit Committee meetings that were held in 2025 and at which time Mr. Fudge was a member of the Audit Committee. Following the Company's last annual general meeting of shareholders that was held on May 20, 2025 (the "**2025 AGM**"), Mr. Fudge was replaced on the Audit Committee by Ms. Hira.
(3) The numbers in this row reflect Ms. Hira's attendance from May 20, 2025, being the date of the 2025 AGM and at which Ms. Hira was elected as a director of the Company, to December 31, 2025.

Board Mandate

The Board Mandate was implemented by the Board effective March 7, 2019, as amended on February 19, 2021, August 19, 2021, May 26, 2022 and August 12, 2025 and is attached as Appendix "A" to this Information Circular. The Board Mandate is reviewed on an annual basis by the Company's Corporate Governance & Nominating Committee and by the Board, and it was last reviewed on August 12, 2025.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR　　　　　　　　　　　　　　　　　　　　　**Page 26**

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chair of the Board and the Chair of each committee of the Board. See "*Board of Directors – Chair*" for a description of the Chair of the Board's role and responsibilities.

The Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The Chief Executive Officer develops strategic direction and initiatives to maximize shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The Chair of the Audit Committee, Colette Rustad, is an independent director. The Chair of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chair of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings; chair Audit Committee meetings; report to the Board on the activities, findings and recommendations of the Audit Committee; and ensure annual performance evaluation of the Audit Committee and committee members.

The Chair of the Corporate Governance & Nominating Committee, Marjorie Co, is an independent director. The Chair of the Corporate Governance & Nominating Committee provides leadership to enhance the effectiveness of the Corporate Governance & Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance & Nominating Committee, as outlined in the Corporate Governance & Nominating Committee Mandate, are well understood by the members of the committee and executed as effectively as possible. The Chair of the Corporate Governance & Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance & Nominating Committee meetings; chair Corporate Governance & Nominating Committee meetings; report to the Board on the activities, findings and recommendations of the Corporate Governance & Nominating Committee; ensure annual performance evaluation of the Corporate Governance & Nominating Committee and committee members; and investigate complaints received under the Company's Whistleblower Policy (see "*Whistleblower Policy*" below).

The Chair of the Compensation Committee, Thomas F. Fudge, Jr., is an independent director. The Chair of the Compensation Committee provides leadership to enhance the effectiveness of the Compensation Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Compensation Committee, as outlined in the Compensation Committee Mandate, are well understood by the members of the committee and executed as effectively as possible. The Chair of the Compensation Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation Committee meetings; chair Compensation Committee meetings; report to the Board on the activities, findings and recommendations of the Compensation Committee; and ensure annual performance evaluation of the Compensation Committee and committee members.

The Chair of the Sustainability Committee, Raymond L. Polman, is an independent director. The Chair of the Sustainability Committee provides leadership to enhance the effectiveness of the Sustainability Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Sustainability Committee, as outlined in the Sustainability Committee Mandate, are well understood by the members of the committee and are executed as effectively as possible. The Chair of the Sustainability Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Sustainability Committee meetings; chair Sustainability Committee meetings; monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 27**

health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights.

Board Orientation

The Board has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company's history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Board Education

The Company recognizes the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas. As part of the continuing education of directors, presentations are made at Board meetings by management to update the directors on regulatory, industry and political developments that could affect the Company's business. In addition, directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of the executive team outside of formal Board meetings to discuss and better understand the business. Board members have full access to the Company's records, and to ensure that our Board members are able to gain more detailed information about our business and operations, each Board member is invited to attend all Board committee meetings, even if he or she is not a member of the committee.

Board members are also encouraged to communicate with management and the Company's auditors, to keep themselves current with industry trends and developments, and to attend industry-related seminars, conferences and professional development events. A number of our directors reported completing training sessions and seminars during the calendar year ended 2025, and several of our Board members also attended industry conferences (see the table below).

Site visits to the Company's mines and development sites are also important educational opportunities. Directors have been and will continue to be given tours of our operations to provide the directors with additional insight into the Company's business and to encourage interaction with local management and personnel. In December 2025, all of our independent directors visited our Los Gatos and Santa Elena mines, and all of our directors visited our First Mint facility.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 28**

The following table provides details regarding various continuing education events held for, or attended by, the directors during the calendar year ended December 31, 2025, including site visits to some of our operations:

Place	Event	Director(s) Attending
Virtual	Enterprise Risk Oversight (Institute of Corporate Directors)	Co
Virtual	The Future of Sustainability Reporting with ISSB Standards (Institute of Corporate Directors)	Co
Vancouver, Canada	ICD Written and Oral Exams (Institute of Corporate Directors)	Polman
Vancouver, Canada	Industry Audit Committee Roundtable (KPMG LLP)	Rustad
Vancouver, Canada	Vancouver Resource Investment Conference	Neumeyer
Virtual	Director Connect – Future Scenarios for AI (PricewaterhouseCoopers LLP)	Co
Virtual	The S(Social) in ESG Has Landed on Both Feet in Canada (Fasken Martineau DuMoulin LLP)	Co
Vancouver, Canada	Proxy Voting Guideline Seminar – Annual Updates for ISS and Glass Lewis	Rustad
Berlin, Germany	World Money Fair	Neumeyer
Hollywood, USA	BMO Capital Markets Global Metals & Mining Conference	Neumeyer
Virtual	Empowering Corporate Boards: The Evolving Role of Directors and CEOs in Driving Informed, Risk-Ready Decisions (S&P Global Market Intelligence)	Co
Virtual	Proxy Season Webcast (PricewaterhouseCoopers LLP)	Co
Virtual	Navigating Global Tariffs: Expert Insights for Canadian Boards (Institute of Corporate Directors)	Polman, Rustad & Hira
Vancouver, Canada	Industry Audit Committee Roundtable (KPMG LLP)	Rustad
Toronto, Canada	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer & Hira
Virtual	Director Connect – AI & The Boardroom (PricewaterhouseCoopers LLP)	Co
Virtual	Impact of Tariffs on Common Commercial Contractual Provisions (Fasken Martineau DuMoulin LLP)	Co
Hollywood, USA	BMO Capital Markets Global Metals & Mining Conference	Neumeyer
Zurich, Switzerland	Gold Forum Europe 2025	Neumeyer
Virtual	Director Connect – Is ESG Cancelled? (Deloitte LLP)	Co & Rustad

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 29**

Place	Event	Director(s) Attending
Florida, USA	The Rule Symposium on Natural Resource Investing	Neumeyer
Colorado, USA	Gold Forum Americas 2025	Neumeyer
Vancouver, Canada	In-house continuing education session: AI and Cybersecurity (INQ Law)	Fudge, Co, Polman, Rustad & Hira
Virtual	In-house training course: Code of Ethical Conduct (NAVEX)	Fudge, Neumeyer, Polman, Co, Rustad & Hira
Virtual	In-house training course: Conflicts of Interest (NAVEX)	Fudge, Neumeyer & Hira
Virtual	In-house training course: Anti-Bribery and Corruption (NAVEX)	Fudge, Co, Polman & Hira
Virtual	Director's Series Roundtables – Governance of Technology Transformation and the Role of the Audit Committee (Deloitte LLP)	Co
Virtual	Human Rights Webinar: Is DEI Still Legal in Canada? (Fasken Martineau DuMoulin LLP)	Co
Virtual	Audit Committee Chair for The Future (Deloitte LLP)	Rustad
Virtual	Implications of New US Tariffs on B.C. Businesses (KPMG LLP)	Rustad
Virtual	KPMG's Financial Reporting Update 2025 (KPMG LLP)	Rustad
Virtual	2025 KPMG Mining Showcase (KPMG LLP)	Rustad
Virtual	AI Agents in Action: Practical Insights to Enhance Work Performance (KPMG LLP)	Rustad
London, UK	121 Mining & Energy Investing	Neumeyer
Virtual	Oversight of Cybersecurity in an Era of Digital Acceleration (Institute of Corporate Directors)	Co & Hira
Virtual	Perspectives on Sustainability Disclosure – The Future of Integrated Reporting and Integrated Thinking (IFRS Foundation)	Polman
Virtual	Perspectives on Sustainability Disclosure – Ramping up Systems and Processes for Sustainability Data (IFRS Foundation)	Polman
Virtual	Perspectives on Sustainability Disclosure – Climate-Related Targets and Transition Plans Disclosure (IFRS Foundation)	Polman
Virtual	The 29th Global CEO Survey – Canadian insights (PricewaterhouseCoopers LLP)	Rustad
Zurich, Switzerland	Swiss Mining Institute Conference	Neumeyer
London, UK	National Bank CEO Mining Conference	Neumeyer
Frankfurt, Germany	Deutsche Goldmesse/Soar Financial	Neumeyer
Virtual	PwC's Mining Minds (PricewaterhouseCoopers LLP)	Co
Virtual	Corporate Governance 2025 (Continuing Legal Education BC)	Co

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 30**

Place	Event	Director(s) Attending
Virtual	Advanced Securities 2025 Series (Continuing Legal Education BC)	Co
Virtual	The Complexities of CEO Performance and Succession Planning (IFRS Foundation)	Polman
Virtual	GenAI: What Boards Need to Know (Deloitte LLP)	Rustad
Stuttgart, Germany	Invest Stuttgart	Neumeyer
Virtual	Executive Compensation: Insights and Best Practices from Canada and the UK (Institute of Corporate Directors)	Polman & Hira
Vancouver, Canada	Dr. Ira Kalish, Chief Global Economist at Deloitte – Insights on the Economic Outlook for North America (Deloitte LLP)	Rustad
Stockholm, Sweden	Nordic Funds & Mines Summit 2025	Neumeyer
London, United Kingdom	LME Week 2025	Neumeyer
Vancouver, Canada	Director Series – Audit Committees and the Governance and Complexities of Finance Transformation (Deloitte LLP)	Rustad
Virtual	Confronting Trade and Tariff Uncertainty: Implications for Canadian Boards (Deloitte LLP)	Rustad
Virtual	Audit Committee Update – Developments and Challenges Faced by Audit Committees (Deloitte LLP)	Rustad
Virtual	Annual Financial & Regulatory Reporting Update (PricewaterhouseCoopers LLP)	Polman
Virtual	AI and the Board Room – Navigating Risk and Opportunity (PricewaterhouseCoopers LLP)	Polman
Virtual	Shaping Canada's Response to Emerging US Trade Policy (Deloitte LLP)	Rustad
Virtual	Hard Lessons in Corporate Governance (Deloitte LLP)	Rustad
Virtual	Aligning Climate and Critical Business Strategy (Institute of Corporate Directors)	Polman
Virtual	Reflections from 2024 Reporting, APAC Practitioner's Perspective (IFRS Foundation)	Polman
Virtual	Audit Committee Update (Deloitte LLP)	Rustad
Virtual	Resilience for Growth (Deloitte LLP)	Rustad
Toronto, Canada	National Security and Geopolitics in Mining (Gowling WLG)	Hira
Virtual	AI Governance Unveiled for Modern Boards (Women Get On Board)	Hira
Virtual	Tariffs, Inflation and Monetary Policy: Analysing the Impact (CFA Society, UK)	Hira

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 31**

Place	Event	Director(s) Attending
Virtual	Quarterly Accounting Roundup: Q2 2025 Update on Important Developments (Deloitte LLP)	Rustad
Toronto, Canada	The Role of Women in Transforming Mining: Innovation and Sustainability (Gowling WLG)	Hira
Virtual	Executive Compensation: Aligning Pay with Strategy (Women Get On Board)	Hira
London, United Kingdom	ESG: Risk and Reward for the Mining and Metals Sector (Fieldfisher LLP)	Hira
Virtual	Scenario Planning & Stress Testing in Today's World (Institute of Corporate Directors)	Rustad
Virtual	Be it Resolved #4 – Canada Needs to set its own Path Regarding Sustainability Standards (Institute of Corporate Directors)	Polman
Virtual	Be it Resolved #5 – A Strict Focus on Compliance Limits Board Effectiveness (Institute of Corporate Directors)	Polman
Toronto, Canada	Be it Resolved #9 – Trust is a zero sum game (Institute of Corporate Directors)	Polman
Vancouver, Canada	Be it Resolved #11 – Boards Need to Rethink Cyber Risk in the Age (Institute of Corporate Directors)	Polman
Toronto, Canada	Navigating Headwinds to Higher Ground: Board Leadership in Turbulent Times (Institute of Corporate Directors / PricewaterhouseCoopers LLP)	Hira
Virtual	Q4 Economic Outlook with Stephen Poloz (Osler, Hoskin & Harcourt LLP)	Fudge & Hira
Chihuahua, Mexico	Site Visit to Los Gatos	Fudge, Co, Polman, Rustad & Hira
Sonora, Mexico	Site Visit to Santa Elena	Fudge, Co, Polman, Rustad & Hira
Las Vegas, USA	Site Visit to First Mint	Fudge, Neumeyer, Polman, Co, Rustad & Hira

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the "**Code**") for its directors, officers and employees. The Corporate Governance & Nominating Committee is responsible for, among other things, overseeing, reviewing and periodically updating the Code and the Company's systems to monitor compliance with and enforce the Code, and the Audit Committee is responsible for, among other things, setting the standards of business conduct contained in the Code. Any non-compliance with the Code is required to be reported to the Corporate Governance & Nominating Committee. A copy of the Code may be accessed on the Company's website at www.firstmajestic.com.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 32**

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board's exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and the extend of the interest to the Company's Chief Executive Officer and the Corporate Governance & Nominating Committee, who will assess whether there is a conflict of interest. If it is determined that there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board pertaining to the proposed activity or transaction or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Sustainability

The Company is committed to the principles of sustainable development, safety, and conducting its activities in an environmentally and socially responsible manner. The Company's core sustainability (formerly disclosed as Environmental Social Governance or "**ESG**") values are: caring for the environment in which it operates; contributing to the long-term development of its host communities; ensuring safe and secure workplaces for employees, local communities and governments; and operating transparently. Maintaining and improving good relationships and collaboration with the Company's host communities is essential to achieving sustainability targets. Through proactive engagement, the Company understands social, economic and environmental priorities and takes appropriate actions to promptly attend to the most pressing issues and material risks.

The Board has adopted formal policies, procedures, and industry best practices to manage the Company's impacts and contribute to the social and economic development of local communities. The Board is directly responsible for this through its supervision of the Sustainability Committee of the Board (the "**Sustainability Committee**"). The members of the Sustainability Committee currently consist of Raymond L. Polman and Ayesha Hira. The purpose of the Sustainability Committee is, under the supervision of the Board, to monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights ("**Sustainability Matters**").

The Sustainability Committee's responsibilities include, but are not limited to, the following:

- **Sustainability Matters:** review and monitor the Sustainability Matters, affairs, systems, policies and activities of the Company on behalf of the Board in light of compliance with applicable legislation and policies.

- **Developments:** monitor significant developments in relevant policies, legislation and trends with respect to Sustainability Matters that the Company operates in.

- **Initiatives:** review initiatives and strategies related to Sustainability Matters and make recommendations to management and the Board.

- **Objectives and Assessment:** review and recommend to the Board for approval, corporate objectives relating to Sustainability Matters, and assess the Company's performance against these objectives.

- **Disclosure:** review public reporting relating to the Company's performance on Sustainability Matters and ensure all such disclosure requirements are observed.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 33**

- **Review of Breaches:** review any breaches relating to the Company's policies or applicable legislation and policies on Sustainability Matters and make recommendations to the Board for handling such breaches;

- **Report to the Board:** report to the Board on a regular and timely basis, and at least annually, on Sustainability Matters and other matters coming before the Committee for review, discussion or action by the Board or another committee of the Board;

- **Risk Assessment:** assess with senior officers of the Company, the Company's material risk exposures relating to Sustainability Matters and the Company's actions to identify, monitor and mitigate such exposures.

- **Report on Sustainability Matters:** review and approve the Company's annual Sustainability Report, and the reporting of Sustainability Matters in the annual management information circular.

The Board's materiality assessment process (the "**Materiality Assessment Process**"), informed by the Global Reporting Initiative ("**GRI**"), provides a consistent methodology for measuring and tracking social impacts and sustainability performance across the Company's mines, while offering the flexibility needed to tailor the approach to the circumstances of each operation. As part of the Materiality Assessment Process, the Company collects qualitative data through a series of internal workshops at each mine site, as well as corporate surveys. Input is also gathered through consultations with key content specialists within the Company, who conduct ongoing internal and external stakeholder engagement and have the ability to represent perceptions from various stakeholders, including: community members, employees, contract workers, labour unions, supply chain vendors, government authorities, industry organizations, non-governmental organizations, and shareholders.

The Company also conducts regular audits of its systems and monitors the results of site performance to identify corrective actions and improvements. Sustainability performance is reported to the Board on a quarterly basis. The audits help the Board monitor and manage the impacts of the Company's activities on communities, the work force, and regional supply chains.

The Company has implemented a number of systems relating to the environment and sustainability, including the following management systems:

First Majestic Environmental Management System ("EMS"). EMS is applied across all operations and projects of the Company. It is designed to establish a culture focused on preventing, minimizing and mitigating environmental impacts. EMS is based on international standards and best practices, best industry practices in the US and Mexico, and the criteria of Mexico's Clean Industry Accreditation program. All of the Company's operating mines have implemented an annual compliance program to manage the obligations and conditions that must be fulfilled under the Company's environmental permits. External EMS audits are conducted regularly to review the performance of each mining operation. Important environmental indicators such as water consumption, greenhouse gas emissions, and environmental incidents are recorded and updated in real time in the Company's internal Risk Management System and Production Status database.

First Majestic Social Management System ("SMS"). SMS is the Company's tool to implement its social performance commitments. The purpose of the various programs and procedures within SMS is to ensure the Company is proactively managing operational impacts, engaging transparently with its stakeholders, and collaborating in a manner that achieves tangible development outcomes in its regions of operation. SMS is based upon social performance best practices, including International Finance Corporation ("**IFC**") Performance Standards, The Mining Association of Canada's Towards Sustainable Mining Protocols ("**MAC TSM**"), International Council on Mining and Metals, UNICEF Child Rights and Business Principles, the Voluntary Principles on Security and Human Rights, and includes clear performance indicators for continuous improvement. All of the Company's operating mines have local community engagement plans and social investment programs in place. Each site has had a social impact assessment conducted and has identified an area of influence, which includes the local communities in a geographic area impacted economically, socially, and/or environmentally by

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 34**

its operations. In 2025, First Majestic's San Dimas Silver/Gold Mine, and the Los Gatos Silver Mine ("**Los Gatos**") were awarded the 2025 Socially Responsible Business Distinction Award, also known as the Empresa Socialmente Responsable Award ("**ESR Award**"). The Award is presented annually by the Centro Mexicano para la Filantropia CEMEFI (Mexican Centre for Philanthropy), recognizing excellence in environmental and social responsibility and ethical management practices. Since being acquired by First Majestic, the San Dimas operation, located in the state of Durango, has received this award for fourteen consecutive years.

Los Gatos (which is 70%-owned by First Majestic following the Company's acquisition of Gatos Silver, Inc. ("**Gatos Silver**") on January 16, 2025) is aligned with First Majestic's sustainability commitments. During the first quarter of 2025, the SMS used at Los Gatos was reviewed for alignment with the Company's existing SMS system, with several synergies identified, in addition to opportunities for cross-adoption of best practices by both Los Gatos and the Company's other operating mines and projects in Mexico. In 2025, Los Gatos was integrated into the Company's SMS, with dissemination of Los Gatos best practices throughout the SMS. For example, Los Gatos' social impact assessment practices were found to be more robust than the Company's original practices. In 2025, these practices were integrated throughout the Company's portfolio, with an updated social impact assessment performed at all operations.

Occupational Health and Safety Management System ("OHSM"). OHSM is applied in all Mexican operations to standardize tasks, and strengthen a culture focused on keeping our people safe. Key pillars of OHSM are Visible Felt Leadership, regulatory compliance, and fulfillment of the requirements to obtain the Mexico Safe Company Certification, issued by the Mexican Secretariat of Labour and Social Welfare. All of the Company's operations in Mexico have subscribed to the voluntary program and self-audit process.

Although the Company's sustainability practices and efforts have been in place for many years, the Company published its first Sustainability Report (the "**2019 Sustainability Report**") in 2020 and it has since published its most recent Sustainability Report on April 24, 2026 (the "**2025 Sustainability Report**"). The 2025 Sustainability Report follows internationally-recognized disclosure guidance for extractive companies operating globally and is aligned with Canadian Enhanced Corporate Social Responsibility Strategy. This disclosure guidance includes GRI, the Sustainability Accounting Standards Board ("**SASB**") reporting standards, the UN Sustainable Development Goals, MAC TSM, the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, IFC Performance Standards, and UN Guiding Principles on Business and Human Rights. The 2025 Sustainability Report can be found on the Company's website at https://www.firstmajestic.com/sustainability/report-hub/.

The Company's 2025 Sustainability Report, and the Company's sustainability reporting in general, is not prepared in accordance with the Task Force on Climate-Related Financial Disclosures ("**TCFD**") recommendations, but they are aligned with them. Below is a summary of key disclosures related to the TCFD recommendation pillars of Governance, Strategy, Risk Management, and Metrics and Targets.

Governance: The Company's governance structure addresses climate-related risks and opportunities through site-level implementation of sustainability policies and processes, and executive and board-level supervision. Beginning with the CEO, the Company's senior leadership team champions sustainability and monitors the Company's progress in this area. The Board oversees all environmental policies and practices. The Company's Sustainability Committee reports to the Board on sustainability issues including climate-related risks. The Sustainability team at the Company manages sustainability reporting, and acts as a centre of expertise on sustainability, and contributes to strategies, plans and goal-setting in collaboration with executive and operational teams. The operational teams institute sustainability policies and processes to ensure sustainability and climate-related considerations are integrated into the day-to-day management of the business. At a site-level there are function-specific teams who ensure the above-noted policies are enacted at all sites.

The Company's senior leadership team prioritizes, reviews, and assesses measures to identify and address climate change risk, mitigation measures, and opportunities to reduce its carbon footprint annually. The Board

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Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 35**

and senior management oversee the Company's capital allocation and business model to fulfill its mission to produce profitable silver ounces and grow its mineral resources through ethical, innovative, and sustainable practices, inclusive of climate risk management.

The Board, through its oversight of the Sustainability Committee, also oversees the Company's Sustainability Matters identified to be of importance via its Materiality Assessment Process. Further details regarding these topics are set out in the 2025 Sustainability Report.

Strategy: As part of the Company's strategy, since 2019, the Company has streamlined emissions from processing, ventilation, heating, and cooling. It also targeted processing and recovery efficiencies through technology innovation as a path to decarbonize its operations. The Company's Operations and Technical Services departments have a key responsibility to assess market-based solutions to improve the Company's energy efficiency across its operations via low-carbon technologies and switch to lower-carbon energy sources if and as feasible.

The Company's Sustainability Strategy was created through alignment and involvement of all sustainability-related functions of the Company, both within corporate offices and at the mine sites. The Sustainability Strategy consists of topics that have been found to be of highest materiality through the Board's Materiality Assessment Process, and which align with the Company's management goals. First publicly released in the Company's 2023 Sustainability Report, the Sustainability Strategy builds on the Company's history of over 22 years of responsible management practices to set material and public goals and targets to support its reduction of sustainability-related risks and to maximize positive community impacts.

Risk Management: The Company's Risk department is accountable for identifying and reporting risks (including climate-related risks), conducting risk assessment training, and facilitating risk reviews. On an ongoing basis, it evaluates the adequacy and effectiveness of its risk controls, determines action plans to reduce identified risks to an acceptable level of risk tolerance, and monitors and follows up on these plans. Its risk management assessments include aspects related to energy security and the Company's exposure to physical risks of climate change. The Company accounts for changing weather and extreme events in its business decisions. It continues to build expertise in terms of understanding and evaluating climate change impacts, so that it can improve its ability to avoid or mitigate adverse effects on the Company's operations and the communities in which the Company works and lives.

The Company tracks tangible and material impacts of sustainability-related risks and opportunities and adapts its business and Sustainability Strategy accordingly. The most significant sustainability-related risks for the Company include: environmental incidents, climate change risks including severe weather events, social conflicts, public health crises, ongoing health and safety performance, labour shortages, union relationships, and security issues (e.g., theft, fraud). These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

The Company's strategy to address climate-related risks involves mitigation, adaptation, and supporting climate opportunities. The Company approaches mitigation by reducing First Majestic's carbon footprint by using lower-carbon energy sources and more energy-efficient mining processes. For example, in the last five years, the Company invested more than US$105 million to modernize its processing technologies, enhance operational efficiencies, and decarbonize its energy consumption. One of its priorities has been reducing its dependency on diesel fuel and converting to lower-cost and less carbon-intensive Liquified Natural Gas ("**LNG**"). The Company is proactively adapting its operations to mitigate and improve resiliency against climate risks (such as extreme weather events) at its sites, offices and facilities. It is supporting climate opportunities by optimizing business opportunities to meet the growing global demand for precious metals needed for low-carbon technologies and solutions.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 36**

Sustainability and climate-related risks and opportunities are also addressed throughout the Company's upstream supply chain. The Company's supplier assessment procedure requires that its procurement team consider, beyond technical and economic considerations, environmental compliance and sustainability performance. All service providers to the Company are screened on sustainability criteria. With the establishment of First Mint, the Company's 100% owned and operated minting facility, the Company is also able to provide further downstream supply chain transparency via vertical integration of its silver production.

Metrics and Targets: Along with the recommendations of GRI, SASB and TCFD standards to assess material climate-related risks and opportunities, the Company tracks and monitors energy consumption, including, direct ("**Scope 1**") and indirect ("**Scope 2**") greenhouse gas ("**GHG**") emissions, and GHG emissions intensity on a quarterly basis. These metrics are publicly reported each year by the Company in its annual Sustainability Report. The Company also compiles and reports annually on limited categories of its supply chain ("**Scope 3**") emissions. In addition, it has developed and annually discloses progress against longer-term sustainability goals and targets within its annual Sustainability Report.

Compared to the baseline that was established in 2019 in the Company's first Sustainability Report (the "**2019 Baseline**"), as at December 31, 2025, the Company had modified its energy consumption trends through a 33% reduction in diesel consumption and by increasingly relying on LNG for its sites' electricity generation needs. In addition, as at December 31, 2025, the Company saw a 33% decrease in Scope 1 direct GHG emissions compared to the 2019 Baseline, and there was a 41% decrease in Scope 2 indirect GHG emissions compared to such baseline. This led to an overall 36% reduction in total Scope 1 and 2 GHG emissions and a 49% reduction in GHG intensity (emissions per tonne of ore processed) as at December 31, 2025 compared to the 2019 Baseline.

Information Security

The Company has established and continues to enhance security controls which protect its information systems and infrastructure.

The Company's information and cyber-security program is a set of processes and solutions designed to prevent, detect and respond with procedures and tools powered by Artificial Intelligence and Machine Learning. The program combines continuous monitoring and remediation of technical and human interactions with the Company's network and data and includes 24x7 security operations centres with cybersecurity experts that monitor the network and email traffic, and protect the health of the Company's electronic devices.

The Company's Audit Committee is responsible for reviewing the adequacy of security of information, information systems and recovery plans. The members of the Audit Committee have experience in assessing the information security matters faced by the Company. The Chair of the Audit Committee, Colette Rustad, in her former roles at Goldcorp Inc., and Barrick Gold (Placer Dome), Africa, had oversight of financial and operations technology and digitization strategy, was chair of the technology implementation committee and transitioned to cloud and SaaS (Software as a Service). All members of the Board, management and employees also receive cybersecurity awareness training.

The Board is briefed by the Audit Committee on information security matters on a quarterly basis. The Board develops its strategic initiatives in response to the Audit Committee's assessments and recommendations. The Company has not experienced an information security breach in the last three years. The Company has a cyber insurance policy in place. The Company is externally reviewed by international consulting firms to assess and recommend continual improvements to its information security standards. These reviews include annual Cyber Penetration Testing and Cybersecurity Maturity Assessment, as well as Operational Technology Security Assessments.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 37**

Diversity, Equity & Inclusion Policy

As an extension of the Code, the Board adopted a policy, on March 6, 2015, as amended on March 8, 2022 and December 1, 2022, to reflect its commitment to diversity, equity and inclusion in all levels in the workplace and on the Board (the "**DEI Policy**"). The DEI Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity, equity and inclusion throughout the Company. To this end, the Company is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and inappropriate attitudes, behaviours and stereotypes are confronted and eliminated. Although the Company does not currently have any formal quotas or targets in this regard, the Board considers diversity, equity and inclusion as an element of the overall selection criteria of Board candidates. In addition, the Board and management attempt to interview a balanced representation of candidates for each opening on the Board and management, respectively.

The Company reports that, as of December 31, 2025 (a) none of the Company's personnel at the executive management level was female and 25% of such executive management personnel identified themselves as part of a minority group, and (b) 43% of the Company's Board was female and 43% of Board members identified themselves as belonging to a minority group.

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the "**Whistleblower Policy**") which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code, to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by the Whistleblower Policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by the Whistleblower Policy. Reporting can be made by web-based reporting or by telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Corporate Governance & Nominating Committee, the Chief Executive Officer and the General Counsel & Corporate Secretary. Each matter reported is investigated, and corrective and / or disciplinary action is taken, if appropriate.

Nomination of Directors

The Corporate Governance & Nominating Committee currently consists of Marjorie Co and Thomas F. Fudge, Jr., each of whom is independent. Among its duties, the Corporate Governance & Nominating Committee is responsible for identifying individuals qualified to become new Board members and for recommending to the Board new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Corporate Governance & Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an "evergreen" list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Corporate Governance & Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The committee may also engage a third-party service firm to assist with recruitment of candidates for the Board. In accordance with the DEI Policy, the Board will consider diversity, equity and inclusion as an element of the overall selection criteria of candidates. In addition, the Board will attempt to interview a balanced representation of candidates for each opening on the Board.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 38**

Compensation

The Compensation Committee currently consists of Thomas F. Fudge, Jr. and Colette Rustad, each of whom is independent. Among its duties, the Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation Committee have experience acting on board compensation committees and overseeing compensation and benefit programs.

The Compensation Committee's responsibilities include, but are not limited to, the following:

- Review at least annually the performance of the Board as a whole.
- Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.
- In collaboration with the Chair of the Board, evaluate the performance of the CEO including against the Company's corporate goals and objectives, strategic plan and the Company's policies and procedures and report to the Board.
- Review at least annually the performance of the Chair of the Board.

The Compensation Committee reviews management's recommendations for, and in accordance with Board guidelines, recommends, the granting of stock options ("**Options**"), restricted share units ("**RSUs**") and performance share units ("**PSUs**") to Officers, Vice-Presidents and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and, pursuant to the policies of the TSX, may be granted RSUs under the LTIP and deferred share units ("**DSUs**") under the Company's standalone Deferred Share Unit Plan. The Board, as a whole, approves the RSUs and DSUs granted to each director, in addition to the Options, RSUs and/or PSUs granted to officers, employees and consultants.

The Company reviews the compensation practices of comparable mining companies from time to time to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which currently consists of Marjorie Co and Thomas F. Fudge, Jr., has, under the supervision of the Board, overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance & Nominating Committee's responsibilities include, but are not limited to, the following:

- Review at least annually the size, composition and profile of the Board.
- On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.
- Oversee, review, and periodically update the Company's Code of Ethical Conduct and the Company's systems to monitor compliance with and enforce the code.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation Committee, Corporate Governance & Nominating Committee and Sustainability Committee.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 39**

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to the performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with the necessary skill sets are identified. As discussed above under "Compensation", the Compensation Committee undertakes this assessment on behalf of the Board.

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR+ at www.sedarplus.ca. The Company's management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to ask questions and participate in a discussion regarding the Company's financial and operational highlights and results. In 2025, the Company's management team attended more than 30 conferences and roadshows, and met with hundreds of shareholders. The goal is to ensure that shareholders are well-informed about the Company's performance, strategic direction, and any significant developments. By fostering transparency and trust, our management team helps align the company's strategies with shareholder expectations. Additionally, the management team plays a crucial role in gathering and relaying shareholder feedback to the Board, ensuring that their voices are heard and considered in decision-making processes. Investors may also contact the Company's investor relations department by letter, e-mail or telephone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance, Glass, Lewis & Co. ("**Glass Lewis**") and Institutional Shareholder Services ("**ISS**"). Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chair of the Board or the Company's General Counsel & Corporate Secretary.

Responsiveness to 2025 "Say-on-Pay" Support

At the 2025 AGM, the advisory "say-on-pay" resolution received the support of 41.01% of the votes cast. In addition, Thomas F. Fudge, Jr., the Chair of the Compensation Committee, received 50.44% of the votes cast for his election as director, and Colette Rustad, the other member of the Compensation Committee, received 54.82% of the votes cast for her election as director. In light of these results, the Company continues to review its compensation practices and has devoted significant time and effort to engaging with its shareholders to understand and address any concerns regarding the Company's approach to executive compensation, as well as to reinforce the Company's commitment to strong governance. Specifically, since the 2025 AGM, the Company has undertaken several initiatives to enhance governance, strengthen shareholder engagement, and respond to feedback received:

• **Independent Board Advisory Services:** The Compensation Committee engaged Lane Caputo Compensation Inc. to conduct an independent risk assessment of the Company's executive compensation program and to review and provide input on Parts Four and Parts Five of this Information Circular.

• **Independent Strategic Shareholder Advisory Services:** First Majestic retained Laurel Hill to provide strategic advisory support, including governance counsel, communications strategy, digital and investor-focused campaign services for the upcoming meeting, including the investor outreach campaign detailed below, and to assist in the solicitation of proxies for the Meeting.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR												**Page 40**

- **Shareholder Engagement:** With Laurel Hill's support, the Chair of the Board and members of First Majestic's management team conducted an extensive investor outreach initiative prior to the mailing of this Information Circular. The Company met with and solicited feedback from several of its largest shareholders on executive compensation and other matters of interest. Where reasonable, the Company intends to incorporate this feedback into future governance and compensation decisions.

  - As part of this initiative, we contacted 16 of First Majestic's largest shareholders (based on the number of Shares held), including those who voted against the 2025 "say-on-pay" advisory resolution. These shareholders collectively represent approximately 33.7% of First Majestic's issued and outstanding Shares (approximately 48.4% of voter turnout for the 2025 AGM). This figure excludes Shares held by Company insiders.

  - We held six meetings with shareholders representing approximately 11.2% of First Majestic's issued and outstanding Shares (18.0% of voter turnout for the 2025 AGM).

  - The remaining 10 shareholders representing 22.4% of First Majestic's issued and outstanding Shares (30.4% of voter turnout for the 2025 AGM) expressed appreciation for the opportunity to engage but either had no concerns to raise, had delegated governance and voting responsibilities to third-party advisors, or did not respond despite multiple follow-up attempts.

- **Proxy Advisor Engagement:** In addition to our engagement with shareholders, and prior to the mailing of this Information Circular, the Company held meetings with the two leading proxy advisory firms, Glass Lewis and ISS., These discussions provided an opportunity to present an overview of the Company, review each firm's policies and recommendations, address any questions or concerns, and obtain further feedback on the Company's shareholder engagement efforts and executive compensation practices.

- **Management and Board's Intention Regarding Future Engagement Processes:** Management and the Board intend to continue undertaking similar investor outreach initiatives and shareholder engagement efforts in future years. The Company remains committed to maintaining open, constructive dialogue with shareholders and proxy advisory firms to ensure that governance practices and compensation programs continue to align with shareholder expectations and evolving best practices.

Addressing Shareholder Concerns Through Engagement

We appreciate our shareholders' continued engagement throughout the process, as the Board and Compensation Committee are actively reviewing feedback and considering actions that are in the best interest of all shareholders. The Company would like to highlight disclosure improvements in 2025 that have aligned with our commitment to transparency and effective communication:

- our compensation decision-making process (see page 55 of this Information Circular),

- objectives, performance and award determination under our STIP (see page 62),

- the structure of our annual equity-based awards granted under our LTIP, including restrictions on the vesting of PSUs and an express provision in our LTIP prohibiting Non-Executive Directors (as defined in "*Part 4 – Director Compensation*" in this Information Circular) from receiving PSUs (see page 63)

- the Compensation Committee's approach to managing compensation risk (see page 66), and

- the relationship between shareholder experience and executive pay (see page 69).

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 41**

The following table summarizes the key themes arising from the valuable feedback provided by our shareholders during our engagement with them following the results of the "Say-on-Pay" advisory resolution at the 2025 AGM, and our response:

Feedback Theme	Specific Topics	Shareholder Feedback	First Majestic's Response
Executive Compensation	STIP and LTIP Targets and Performance Disclosure	Shareholders suggested that the Company provide more detail on the CEO's goals and what achievements have been made over the course of the year to clearly draw the line between goals and payouts	The Company has disclosed the 2025 NEO Performance Objectives, Weighting and Results for the STIP on page 62 of the Circular, which is based upon Company objectives.
		Potential for more performance-based elements to be included in the LTIP, as shareholders would typically like to see the mix include at least half as performance-based vs. time based. Investors further noted that they do not typically view Options as performance-based compensation.	The Company's LTIP is structured with Stock Options, RSUs, and PSUs. Grants under the LTIP are intended to provide long-term awards *linked directly to the market performance of our Shares*, thereby aligning the short-term and long-term performance goals of the NEOs and the Company's other Officers and Vice-Presidents that are based on operational and financial results with the goal of increasing shareholder value. Further details on how each element of the LTIP is structured is in Appendix B of the Circular.
			The "pay-at-risk" is highlighted by share-based and option-based awards to align executive pay with shareholder returns. Awards of Options provide value to recipients only if value is created for shareholders while our PSUs are structured to provide targeted value to the executive team when Total Shareholder Return provided to First Majestic's shareholders meets and exceeds a basket of alternative investments in the precious metals space (see page 63 of this Information Circular for more details on Share-based and Option-based Awards).
			To date, NEOs have only received half the number of Shares associated with the PSUs that were granted to them in January 2020 and 2021, and none for the PSUs granted January 2022 and 2023, which articulates that the Company's PSU awards are working by design.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

Feedback Theme	Specific Topics	Shareholder Feedback	First Majestic's Response
Executive Compensation	Quantum of Executive Compensation	Excessive Change of Control provisions that are "single-trigger" only, and severance payments that have a cap.	Having taken into account shareholder feedback regarding this matter, the Board entered into an Employment Agreement with Mr. Neumeyer effective January 1, 2025 which replaces all prior services and/or employment agreements.The new agreement includes a cap on severance and replaces the single trigger change of control provision with a double trigger structure (see page 74 for more information on the new agreement).
		Lack of Pay and Performance alignment.	The alignment of pay with shareholder returns is evident in the actual realized pay of our CEO compared to the reported values in the Summary Compensation Table. While shareholder returns were very strong in 2025 at 200%, shareholders have experienced a 2% return over the past five years. Actual pay for the CEO has declined by 31% versus the reported value over this 5-year time period, creating direct alignment with shareholders (see page 69 of this Information Circular for more details on the alignment between share price performance and CEO pay).

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 43**

PART FOUR
DIRECTOR COMPENSATION

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 44**

Compensation of Directors

Under its Director Compensation Plan, the Company awards each non-executive director, other than a director who is also a Named Executive Officer (as defined in Part Five of this Information Circular) (a "**Non-Executive Director**") an annual grant of C$50,000 worth of RSUs under the Company's LTIP, and an annual grant of C$85,000 worth of DSUs under the Company's Deferred Share Unit Plan (except for the Chair of the Board, who is awarded C$175,000 worth of DSUs annually). In addition, the Company pays each Non-Executive Director an annual cash retainer fee. An additional annual cash retainer is paid to the Chair of the Board, and to the Chair of each Committee of the Board. The Company also provides each Non-Executive Director with an annual cash payment of C$2,000 in respect of expenses, and reimburses each Non-Executive Director up to C$3,000 annually in respect of continuing education courses and activities. The details of the Director Compensation Plan are summarized in the table below:

Director Compensation Plan	C$
Annual cash retainer fee for all non-executive directors	135,000
Additional annual retainer fee for Chair of the Board	90,000
Additional annual retainer fee for Chair of the Audit Committee	30,000
Additional annual retainer fee for Chair of the Compensation Committee	20,000
Additional annual retainer fee for Chair of the Corporate Governance & Nominating Committee	15,000
Additional annual retainer fee for Chair of the Sustainability Committee	15,000
Annual award of RSUs to all non-executive directors	50,000 worth of RSUs
Annual award of DSUs to non-executive directors (other than Chair of the Board)	85,000 worth of DSUs
Annual award of DSUs to Chair of the Board	175,000 worth of DSUs
Annual expenses	2,000
Annual allowance for education expenses reimbursement	3,000

The table below sets forth the details of compensation provided to the Non-Executive Directors during the financial year ended December 31, 2025. Other than compensation paid to the Named Executive Officers (in their roles as such) who are also directors, and except as noted in the table below under "All other compensation", no other compensation was paid to Non-Executive Directors in their capacity as directors of the Company or its subsidiaries, or members of a committee of the Board or of its subsidiaries, or as consultants or experts.

Name	Fees earned [1][6] ($)	Share-based awards [1][2] ($)	Option-based awards [3] ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation [1][6] ($)	Total ($)
Marjorie Co	107,311	96,580	Nil	Nil	Nil	28,616	232,507
Thomas F. Fudge, Jr.	175,275	160,967	Nil	Nil	Nil	28,616	364,858
Raymond L. Polman	107,311	96,580	Nil	Nil	Nil	Nil	203,891
Colette Rustad	118,043	96,580	Nil	Nil	Nil	28,616	243,239
Daniel Muñiz Quintanilla [4]	77,368	28,808	Nil	Nil	Nil	Nil	106,176
Ayesha Hira [5]	59,454	22,145	Nil	Nil	Nil	Nil	81,599

(1) All directors are paid in Canadian dollars and these amounts reflect the conversion of such payments to U.S. dollars using the 2025 average exchange rate quoted by the Bank of Canada of C$1.00 equaling $0.7154.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

(2) This amount is the aggregate dollar amount of the market value of share-based awards based on the price of our Shares on the TSX as at the grant date.

(3) No Option-based awards were granted to any Non-Executive Director during the year-ended December 31, 2025.

(4) Mr. Muñiz Quintanilla became a Non-Executive Director on March 13, 2025, and he subsequently resigned from the Board on February 8, 2026.

(5) Ms. Hira became a Non-Executive Director on May 20, 2025, following her election at the 2025 AGM.

(6) On November 4, 2025, Mr. Fudge, Ms. Co and Ms. Rustad each received a one-time fee of C$40,000 for additional work they carried out during 2025 whilst they were the Company's only independent directors.

Compensation of Directors – Outstanding Share-Based Awards and Option-Based Awards

The share-based component of compensation paid to Non-Executive Directors is intended to advance the interests of the Company by encouraging such directors to remain associated with the Company. Grants of RSUs under the LTIP are intended to provide long-term awards linked directly to the market value performance of our Shares. Prior to April 2022, DSUs were awarded under the Company's LTIP and would be settled in Shares. In April 2022, the Company removed DSUs from the LTIP and adopted a stand-alone DSU Plan which provides that any DSUs issuable thereunder may only be settled in cash (no Shares are issuable upon the settlement of any DSUs awarded under the DSU Plan). DSUs are only issuable to Non-Executive Directors and fully vest on the grant date. The Compensation Committee recommends to the Board the awarding of RSUs and DSUs to the Non-Executive Directors in accordance with the Director Compensation Plan.

The following table sets forth the incentive plan awards granted to the Non-Executive Directors outstanding as at December 31, 2025:

	Option-based awards				Share-based awards		
Name	Number of securities underlying unexercised options (#)	Option exercise price [1] ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested [2] ($)	Market or payout value of vested share-based awards not paid out or distributed [3] ($)
Marjorie Co	Nil	Nil	Nil	Nil	11,473	72,945	310,065
Thomas F. Fudge, Jr.	Nil	Nil	Nil	Nil	11,473	72,945	572,725
Raymond L. Polman	Nil	Nil	Nil	Nil	11,473	72,945	222,211
Colette Rustad	Nil	Nil	Nil	Nil	11,473	72,945	279,070
Daniel Muñiz Quintanilla [4]	Nil	Nil	Nil	Nil	4,043	29,380	49,953
Ayesha Hira [5]	Nil	Nil	Nil	Nil	3,752	22,584	38,397

(1) Option-based awards are made in Canadian dollars. The exercise prices of outstanding Options have been converted to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 C$1.00 equaling $0.7296.

(2) This amount is calculated based on the total number of outstanding unvested RSUs multiplied by the price of our Shares on the TSX on the grant date of such RSUs. Share-based awards are paid in Canadian dollars these amounts reflect the conversion of the value of such awards to U.S dollars using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 equaling $0.7296.

(3) This amount is calculated based on the total number of outstanding vested DSUs, multiplied by the price of our Shares on the grant date of such DSUs. Share-based awards are paid in Canadian dollars and these amounts reflect the conversion of the value of such awards to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 equaling $0.7296.

(4) Mr. Muñiz Quintanilla became a Non-Executive Director on March 13, 2025, and he subsequently resigned from the Board on February 8, 2026.

(5) Ms. Hira became a Non-Executive Director on May 20, 2025, following her election to the Board at the 2025 AGM.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 46**

Compensation of Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by each Non-Executive Director for all incentive plan awards during the financial year ended December 31, 2025:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year [1][2] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Marjorie Co	Nil	89,227	Nil
Thomas F. Fudge, Jr.	Nil	153,614	Nil
Raymond L. Polman	Nil	87,658	Nil
Colette Rustad	Nil	89,227	Nil
Daniel Muñiz Quintanilla [3]	Nil	48,981	Nil
Ayesha Hira	Nil	37,650	Nil

(1) All share-based awards are made in Canadian dollars. The value vested or earned during the financial year ended December 31, 2025 were converted to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 equaling $0.7296.

(2) These amounts are based on the aggregate dollar value realized, and were calculated using the dollar value realized by multiplying the market price of our Shares on the TSX on the vest date by the vested number of share-based awards. All share-based awards are made in Canadian dollars. The values vested or earned during the year are reflected here using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 exchange rate of C$1.00, equaling $0.7296.

(3) Mr. Muñiz Quintanilla became a Non-Executive Director on March 13, 2025, and he subsequently resigned from the Board on February 8, 2026.

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of the Company's shareholders, the Company has adopted Amended & Restated Share Ownership Guidelines which were approved by the Board on April 24, 2026 (the "**Share Ownership Guidelines**"), and which replace all prior share ownership guidelines of the Company.

Pursuant to the Share Ownership Guidelines, each Non-Executive Director is required at all times to have share ownership in First Majestic equivalent in value to at least three (3) times the annual cash retainer received by the director (the "**Director Share Ownership Requirement**"), and a Non-Executive Director is required to fulfil the Director Share Ownership Requirement within five (5) years of joining the Board. In the event the Non-Executive Director falls out of compliance with this requirement due to an increase in the director's annual cash retainer or due to a revision made by the Board to the requirement, the director shall have five (5) years from the effective date of the increase/revision within which to comply with the Director Share Ownership Requirement.

For the purposes of determining whether a Non-Executive Director is in compliance with the Director Share Ownership Requirement, the Non-Executive Director's share ownership value is calculated using the greater of: (i) the closing trading price on the TSX of our Shares on the business day immediately preceding the date upon which the Non-Executive Director's share ownership value is being calculated; and (ii) the acquisition cost of the Non-Executive Director's Shares, RSUs and DSUs (in the case of RSUs and DSUs, the acquisition cost is the value attributed to such RSUs and DSUs on their grant dates).

As at the Record Date, all Non-Executive Directors of the Company complied with the Director Share Ownership Requirement.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 47**

PART FIVE
EXECUTIVE COMPENSATION

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 48**

Letter to Shareholders from the Chair of the Board Regarding Executive Compensation

Dear Fellow Shareholders,

2025 was a transformative year for First Majestic Silver, one defined by record financial and operational performance, strengthened governance practices, and continued investment in long-term value creation. Against a backdrop of volatile precious metals markets and evolving political and regulatory dynamics in Mexico, the Company delivered the strongest operating and financial results in its history, including the successful integration of Los Gatos, while continuing with the incremental improvements to our compensation and governance practices that we had committed to Shareholders last year.

Operational and Financial Performance in 2025

Our operating teams delivered exceptional results throughout 2025. The Company produced a record 15.4 million ounces of silver, an 84% increase over 2024, driven both by the acquisition and successful integration of the Los Gatos Silver Mine and strong performance at the San Dimas and La Encantada mines. Consolidated silver equivalent production reached 31.1 million AgEq ounces, meeting or exceeding both our original and upwardly revised guidance for the year.

These operational achievements translated into record revenues of $1.26 billion, a 124% increase compared to 2024, fueled by higher realized silver prices and a 50% increase in payable silver equivalent ounces sold. Mine operating earnings rose to $450.0 million, nearly a five-fold increase over the prior year, demonstrating the strength of the Company's multi-mine portfolio.

Importantly, our operations generated record operating cash flow of $667.2 million and record free cash flow of $470.6 million, enabling the Company to close the year with a record cash position of $937.7 million, the strongest treasury in First Majestic's 22-year history.

These results reflect the strength of our diversified operations, the successful integration of newly acquired assets, and the disciplined execution of our long-term strategy by our experienced management team.

The strength of the Company's operational and financial performance translated directly to the 2025 STIP scorecard, against which the Compensation Committee assesses the performance of the executive team. The Financial category of the STIP scorecard was deemed to have been achieved at 29% above target due to the strength of the Company's operating earnings, and the Growth category was deemed to have been achieved at 25% above target as a result of the Company's performance in 2025 in increasing the overall Mineral Resource base at the Company. Also notable was the Company's safety performance, where total reportable injury frequency was significantly below target for 2025. Strong performance across the remainder of the 2025 scorecard delivered an assessed performance achievement score of 118.7% for 2025 (please see page 62 of this Information Circular for the full scorecard details.

Strengthening Executive Compensation Governance

In response to shareholder engagement over the past two years, the Compensation Committee completed a comprehensive review and renegotiation of the CEO's services agreement (in consultation with Lane Caputo Compensation Inc. ("**Lane Caputo**"), the Compensation Committee's independent compensation advisor), replacing it with an employment agreement. Effective January 1, 2025, the revised contract:

• **Introduces a cap on severance and change-of-control entitlements** that is competitive with our closest peers and appropriate given Mr. Neumeyer's significant tenure with the Company;

• **Replaces the legacy single-trigger change-of-control provision with a modern double-trigger structure**, aligning with prevailing governance standards; and

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 49**

- **Increases the shareholding requirement applicable to Mr. Neumeyer** to 500% of his annual base salary.

Subsequent to the execution of his new employment agreement with the Company, on January 1, 2026, Mr. Neumeyer and the Company entered into an amendment to the new employment agreement pursuant to which **Mr. Neumeyer reduced his annual base salary by almost 12% ($145,000)** in connection with Mr. Neumeyer's change in title to "Chief Executive Officer", thereby fully offsetting the increase to Mr. Mani Alkhafaji's salary in connection with his promotion to the role of President of the Company, as part of the Company's succession planning process.

These changes represent a meaningful modernization of the employment agreement with our CEO while recognizing his 20+ years of leadership and his continued commitment to transforming First Majestic into the world's largest silver producer.

Compensation Strategy: Stability, Cycles, and Execution

A defining feature of our compensation philosophy is the priority we place on **retaining a cohesive, experienced executive team**. Precious metals are inherently cyclical: opportunities to create outsized shareholder value often emerge in periods of market instability. Our ability to navigate these cycles, execute on acquisitions, and integrate new assets—such as Los Gatos—depends on maintaining continuity within our leadership team. The total compensation package offered to our executives, which the Compensation Committee generally targets to be market competitive, has enabled the Company to retain and grow a strong nucleus of industry professionals, leading to a robust and predictable succession plan.

Our compensation programs are therefore designed to balance talent retention with performance orientation. While overall compensation is generally targeted to be market competitive, **the majority (+70%) of NEO compensation remains at-risk**, including equity-based incentives directly linked to long-term share-price performance and relative Total Shareholder Return (see page 60 of this Information Circular for more details on the targeted pay mix for the CEO and other NEOs). Stock Options provide value only when meaningful value is created for shareholders, while PSU payouts depend on First Majestic's performance relative to peers and major precious metals benchmarks. When our shareholder value performance falls behind these benchmarks, our NEO compensation is reduced materially versus target. As outlined on page 65 of this information circular, since 2020, **two tranches of PSU awards have vested at zero and two tranches have vested at only 50% of target** because the Company's total shareholder return did not keep pace with our performance benchmarks.

With a compensation structure that rewards annual operating and financial performance (our Short-Term Incentive Plan), medium-term shareholder return performance (RSUs, PSUs) and long-term share price performance (stock options) our structure ensures our executives are aligned with shareholders over both the short and long term—an essential feature given the commodity-price volatility and political, regulatory, and operating risks inherent in Mexico, where all four of our producing mines are located.

Ongoing Shareholder Engagement

We continued our active engagement with shareholders, proxy advisory firms, and governance stakeholders throughout 2025. As Board Chair and Chair of the Compensation Committee, I personally participated with our management team in shareholder engagement meetings. The feedback we received contributed directly to improvements in this year's Compensation Discussion & Analysis and informed the contractual adjustments described above. We are encouraged by the continued improvement in "Say-on-Pay" voting outcomes and remain committed to ongoing dialogue and transparency.

Closing Remarks

On behalf of the Board, I thank our shareholders for their continued support. Your feedback has strengthened our governance practices and reinforced our commitment to aligning compensation with long-term value creation.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

With a record financial foundation, a unified leadership team, and a strategy built to navigate both market cycles and jurisdictional challenges, First Majestic is well positioned for continued growth in 2026 and beyond.

I invite you to attend our 2026 Annual General Meeting, where my fellow directors and I look forward to discussing the Company's results, strategy, and compensation programs in more detail.

Sincerely,

(signed) "Thomas F. Fudge, Jr."

Thomas F. Fudge, Jr.
Chair of the Board; Chair of the Compensation Committee

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 51**

Introduction

The following section describes the significant elements of the Company's executive compensation programs, with particular emphasis on the compensation payable to the CEO, the CFO and other individuals that were determined to be "**Named Executive Officers**" or "**NEOs**" within the meaning of National Instrument 51-102 *Continuous Disclosure Obligations* ("**NI 51-102**"). During the financial year ended December 31, 2025, the Company had the following five NEOs (the titles below reflect the title each individual held with the Company between January 1 and December 31, 2025):

Name	Title
Keith Neumeyer	President & Chief Executive Officer ("**CEO**") [1]
Steven Holmes	Chief Operating Officer ("**COO**")
David Soares	Chief Financial Officer ("**CFO**")
Michael Deal	Vice-President of Operations ("**VP Operations**")
Mani Alkhafaji [2]	Vice-President of Corporate Development & Investor Relations ("**VP Corp Dev & IR**")

(1) Effective January 1, 2026, Mr. Neumeyer's title was changed to Chief Executive Officer in connection with Mr. Alkhafaji's promotion detailed in note 2 below.
(2) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer.

Note: The defined terms in the table above are used throughout this Part Five of the Information Circular when each NEO's position at the Company is being referenced.

In some instances, the compensation programs and certain other matters outlined herein may also apply to other members of senior management, however, the programs that are discussed here, relate specifically to our NEOs. The following is a brief biography for each of the NEOs:

KEITH NEUMEYER

CEO	Mr. Neumeyer has worked in the investment community for over 40 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer founded First Majestic in 2001, serving as the Company's President and CEO from November 2001 to December 2025, and in connection with the Company's succession planning, Mr. Neumeyer's title with First Majestic changed to CEO effective January 1, 2026. He also created and took public First Mining Gold Corp (FF.TSX) in March 2015 and has served as Chair of the Board of First Mining since its inception. In addition, Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (FM.TSX), and he has also assisted in the listing of a number of companies on the TSX and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR　　　　　　　　　　　　　　　　　　　　　　**Page 52**

STEVEN HOLMES

COO	Mr. Holmes is a mining engineer with over 41 years of experience and is responsible for overseeing all operational functions of the Company's silver and gold mines and projects. Prior to joining First Majestic in February 2020, Mr. Holmes held the position of Vice-President, Joint Venture Portfolio at Barrick Gold Corporation, a global gold mining company, and was responsible for overseeing Barrick's interest in its Global Joint Venture operations and projects. He previously served as the Chief Operating Officer for KGHM International, Operations Vice-President at the Sierra Gorda copper mine in Chile and has acted in general management roles at Asarco, the Mine Technology Group, Chino Mines Company and Freeport-McMoRan.

DAVID SOARES, CPA, CA

CFO	Mr. Soares has over 15 years of finance and management experience reflecting progressively senior leadership roles with multinational mining companies, including Xstrata, Glencore and Barrick. Prior to joining First Majestic Silver, Mr. Soares served as Chief Financial Officer of Kirkland Lake Gold, one of the top performing senior gold producers during its time which culminated with the merger of equals transaction with Agnico Eagle Mines. He has international governance experience having served as a director of national level organizations representing industry and the private sector. Mr. Soares holds a Chartered Professional Accountant designation (CPA, CA) from the Chartered Professional Accountants of Ontario, an ICD.D designation from the Institute of Corporate Directors, a Master of Business Administration from the Ivey Business School, and a Bachelor of Commerce from the University of Toronto.

MICHAEL DEAL

VP Operations	Mr. Deal joined First Majestic Silver in June of 2021 and has over 18 years of mining experience, managing all phases of operations, metallurgy, technical services, mine planning, procurement, maintenance and technical support. Prior to joining First Majestic Silver, Mr. Deal held senior management roles at Nevada Gold Mines, Newmont Mining, OceanaGold, and Romarco Minerals. Mr. Deal holds a Bachelor of Science from the Colorado School of Mines and a Master of Business Administration from Arizona State University.

MANI ALKHAFAJI

VP Corp Dev & IR	Mr. Alkhafaji has over 15 years of experience in finance and mergers and acquisitions. He joined the Company in October 2015 to support the integration of the Santa Elena Mine acquisition and has since held several senior leadership roles, including Vice President of Corporate Development and Investor Relations, Vice President of Business Planning & Procurement, Integration Leader, and Mine General Manager. In his current role, he oversees Corporate Development, Administration, First Mint, Investor Relations, and Sustainability. Prior to joining First Majestic, Mr. Alkhafaji articled with PricewaterhouseCoopers in Vancouver while earning his Chartered Professional Accountant designation.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 53**

At a Glance – What We do	At a Glance – What We Don't Do
✓ We provide shareholders with the ability to provide feedback on our executive compensation program via an annual Say-on-Pay advisory vote and a shareholder engagement outreach program	✓ We do not guarantee annual base salary increases or incentive compensation
✓ We ensure all members of the Compensation Committee are independent under Canadian securities laws	✓ We do not guarantee annual equity award grants
✓ Our Compensation Committee engages an independent compensation advisor	✓ We do not reprice stock options
✓ We conduct periodic compensation risk reviews by the Compensation Committee	✓ We do not grant loans to directors, management or other employees
✓ We benchmark our executive compensation programs against an appropriate peer group	
✓ We pay executives for performance, with over 70% of pay at risk	
✓ We use mixed time horizons in our incentive programs to focus executives on both short-term and long-term business goals	
✓ We place a cap on short-term incentive plan (STIP) payouts	
✓ We disclose STIP objectives, weightings, and results	
✓ We provide executives with a balance of equity-based incentives, including stock options, Performance Share Units and Restricted Share Units, to align pay with shareholder experience	
✓ We have established significant share ownership requirements for NEOs	
✓ Our Incentive Compensation Recovery Policy applies to all incentive plans	
✓ We prohibit NEOs from directly or indirectly hedging or monetizing the value of shares held in the Company via our Securities Trading Policy	
✓ Each NEO's employment contract includes a double trigger change of control provision	
✓ Our Board of Directors may at their discretion, suspend, reduce or change incentive programs at any time	

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 54**

Compensation Discussion & Analysis

Compensation Governance

The Compensation Committee directs the design and provides oversight of the Company's executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive in the marketplace and that enable the Company to attract, retain and motivate executives. The Compensation Committee's principal functions are to:

• Review and recommend compensation levels and programs for the Company's CEO to the independent members of the Board of Directors;

• Review and recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

• Administer the Company's LTIP.

The Compensation Committee is comprised of two independent directors. The current members of the Compensation Committee are Thomas F. Fudge, Jr. and Colette Rustad. The Board believes that the Compensation Committee has the knowledge, experience and background required to fulfill its mandate. All the members of the Compensation Committee have direct experience in both public and private sector executive compensation.

Compensation Decision-Making Process

The Company's compensation program design and decision-making process involves the CEO, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee's external independent compensation advisor.

The CEO participates in executive compensation decisions for all NEOs other than himself by making recommendations to the Compensation Committee regarding the following:

• Base salary, annual bonus awards and equity award grants;

• Annual and long-term quantitative goals and the annual qualitative goals; and

• Participation in the Company's equity incentive plan and amendments to the Company's equity incentive plan, as necessary.

The Compensation Committee reviews these recommendations and can exercise its discretion in accepting or modifying any of the recommendations prior to making its final recommendations to the Board of Directors.

Shareholders have the opportunity to express their views on the Company's compensation program each year at the Company's annual general meeting through a non-binding Say-on-Pay advisory vote on executive compensation. This feedback mechanism is designed to enhance accountability for the compensation decisions made by the Compensation Committee and the Board by giving shareholders a formal opportunity to provide their views on the Company's approach to executive compensation. While the advisory vote is not binding, the Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions.

Independent Compensation Advisor

Pursuant to its mandate, the Compensation Committee has the authority to retain external advisors to assist it in fulfilling its responsibilities. In late 2021, the Compensation Committee retained Lane Caputo Compensation Inc. ("**Lane Caputo**") to assist the Compensation Committee with a review of the compensation program for the

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 55**

Company's executive officers and non-executive directors. Pursuant to that mandate, Lane Caputo has assisted the Compensation Committee in reviewing the Company's compensation philosophy, developed a compensation strategy and comparator group of companies that reflects the Company's size and stage of development, provided a review of current market practices regarding executive officer and non-executive director compensation and provided advice and recommendations with respect to best practices in the governance of compensation. Since 2024, Lane Caputo was further tasked with providing a review of non-executive director compensation and the preparation of drafts for the Management Information Circular.

In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee.

For the financial years ended December 31, 2025 and 2024, the following fees were billed by and paid to Lane Caputo:

	Executive Compensation-Related Fees ($) [1]		All Other Fees ($)	
Name of Consultant	2025 [2]	2024 [2]	2025	2024
Lane Caputo	26,069	20,485	–	–

(1) Fees paid to Lane Caputo for services related to determining the compensation of the Company's directors and officers.
(2) All Executive Compensation Related fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equaling $0.7296 in 2025 and $0.7300 in 2024.

Compensation Philosophy

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company's executive compensation program:

• Compensation levels and opportunities should be market competitive to facilitate the recruitment and retention of qualified and experienced executives, while being aligned with shareholder expectations;

• Compensation should reinforce the Company's business strategy by clearly communicating key metrics and operational performance objectives (both short and long-term) in its incentive plans and by establishing the right balance of "at risk" incentives in executive's total compensation;

• Incentive compensation should factor in the Company's commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

• Compensation programs should align executives' long-term financial interests with those of shareholders by providing equity-based incentives and be weighted heavily with "at risk" rewards.

The Company's general executive compensation philosophy is to reward its NEOs via three components of compensation; annual base salaries, short-term incentive awards and long-term incentive awards. Annual base salaries are determined based on the scope of the individual's role, skills and experience and reviewed regularly to ensure they remain competitive in the marketplace against other publicly traded mining companies. Short-term incentive awards are tied to the achievement of annual objectives that are linked to the Company's business strategy. Finally, long-term incentive awards are designed to reward achievement of long-term shareholder value. The Company provides executives with the opportunity to earn above average "total" compensation through the achievement of annual objectives and through sharing in shareholder value creation via the long-term incentive awards. Overall, we believe that executive compensation must be heavily weighted with "at-risk" compensation, to both motivate employees and ensure shareholder value is achieved.

The Company's compensation structure is designed to be competitive within the marketplace of other Canadian and US based mining companies that are similar in scale, scope and location of operations. Our approach to

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 56**

compensation is designed to meet the Company's compensation objectives, which are to allow the Company to attract, retain and motivate experienced senior executives and ensure that they are incentivized to achieve the Company's business plans, strategies and goals in both the short and long-term and ultimately, to increase shareholder value. We believe that shareholder value is primarily driven by the achievement of results, both in terms of financial strength and operating measures, such as safe production and costs. The Board ensures Company objectives are tied directly to the annual budget and long-term plans. Executive compensation awards are then linked to key performance metrics such as production levels, cash costs, increases in Mineral Reserves and Mineral Resources, maintaining the safety of all employees, advancing our ESG initiatives and meeting/ exceeding our environmental requirements. Our key target metrics relate to business aspects that executive officers and other senior employees can influence and meaningfully impact. As described in more detail below, executive compensation is dependent on achieving both individual and Company performance results and is, therefore, linked to the creation of shareholder value.

Benchmarking & Compensation Peer Group

To benchmark the competitiveness of the compensation program for the Company's executive officers, the Compensation Committee, in consultation with Lane Caputo, considered the following selection criteria for developing an appropriate peer group:

- Market capitalization
- Annual revenues
- Number of mining operations

- International operations
- Head office location (Canada or United States)
- Similar scope and complexity

The current peer group consists of the following companies (the "**2025 Compensation Peer Group**"):

2025 Compensation Peer Group		
Alamos Gold Inc.	Equinox Gold Corp.	Lundin Gold Corp.
B2Gold Corp.	Ero Copper Corp.	Lundin Mining Corp.
Centerra Gold Inc.	Hecla Mining Company	Oceana Gold Corporation
Eldorado Gold Corp.	Hudbay Minerals Inc.	Pan American Silver Corp.
Endeavour Silver Corp.	IAMGOLD Corp.	SSR Mining Inc.

The table below summarizes the Company's relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec, 31, 2025) ($ millions)	2025 Annual Revenue ($ millions)	Number of Producing Mines
25th Percentile	5,613	1,414	3
50th Percentile	8,838	1,814	4
75th Percentile	16,738	2,905	4
First Majestic	**8,185**	**1,257**	**4**

The Compensation Committee considers the marketplace compensation information obtained from the 2025 Compensation Peer Group above and, in consultation with management, may also consider certain pay practices of other, silver-specific producers to benchmark other relevant geographical operational factors that may influence the competitive pay practices for certain members of the executive team.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 57**

The Compensation Committee believes that the 2025 Compensation Peer Group that the Company has used to assess 2025 compensation practices and performance is a suitable peer group that accurately reflects the competitive landscape within which First Majestic competes. As the Company's North American assets in production are based in Mexico, with the vast majority of the Company's revenue coming from these sources, the 2025 Compensation Peer Group is appropriately comprised of peers that have an appropriate number of mining operations, international operations, and are of a similar scope and complexity to First Majestic.

Elements of Executive Compensation

The Company's executive compensation program for the financial year ended December 31, 2025 consisted primarily of the following components:

What We Pay	Why We Pay It	How It Works
Base Salary	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the NEO.	• Reviewed in the last quarter of each year, against market/peer group, and established for the 12-month period (January to December) for the subsequent year. The Compensation Committee is responsible for making recommendations on base salaries for all NEOs.
Short-Term Incentive Plan (STIP)	Focuses NEOs on achievement of short-term financial, operational, exploration, environmental, ESG, health and safety goals, and/or achievement of milestones that are aligned with the long-term success of the Company.	• Annual incentive plan based on achievement of corporate and individual objectives. STIP provides a cash award directly related to the achievement of predetermined annual objectives. • The Board has the discretion to modify STIP scorecard results, both positively or negatively, when individual or team performance does not correlate to the financial or operational performance of the Company.
Long-Term Incentive Plan (LTIP)	Focuses NEOs on the achievement of long-term shareholder value, and aligns management's interests with those of shareholders.	• Equity is awarded based on NEO performance, evaluated on an annual basis, and any plan award is subject to the NEO meeting expected performance thresholds. • We balance our at-risk equity awards to NEOs via three (3) vehicles: 1. Stock Options that vest over 30-months (25% on the first anniversary of the date of grant, then 25% every six months thereafter), other than the CEO whose Stock Options vest equally over a five-year period. All Stock Options have a 10-year expiration period, and are generally granted bi-annually. 2. Restricted Share Units (RSUs) - vesting over a three-year period (one-third per year starting on the first anniversary of the date of grant).

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 58**

What We Pay	Why We Pay It	How It Works
		3. Performance Share Units (PSUs) vest after a three-year cliff vesting period is completed. The calculation is comprised of two metrics: (a) Metric 1: Subject to a Total Shareholder Return (TSR) performance calculation against the named PSU Peer Group using the Volume Weighted Average Share Price (VWAP) within a 30-day calendar period prior to the grant date and vest date. Based on calculated TSR performance the award is then subject to a performance factor multiplier of between 0% to 200% of the initial grant value. (b) Metric 2: TSR performance calculation against the VanEck Gold Miners ETF using VWAP within a 30-day calendar period prior to the grant date and vest date.
Benefits & Retirement Program	Attract and retain highly qualified NEOs.	The Company provides: • Health, vision, and dental coverage, life insurance, accidental death and dismemberment insurance, disability insurance. • Benefits for fitness equipment and services, financial and tax planning services, health products and services. • Group RRSP (for Canadian NEOs and Executives) and 401k plan (for US NEOs and Executives). • A Supplemental Executive Retirement Program through a retirement compensation agreement (for Canadian NEOs and Executives). • A Non-Qualified Deferred Compensation Program (for US NEOs and Executives).

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 59**

Pay Mix

For 2025, the Company targeted the following mix of pay elements for the CEO and the other Named Executive Officers:



Base Salary

Base salaries are intended to compensate the Named Executive Officer for performing their job responsibilities. Individual salary adjustments reflect annual performance contributions, overall business performance and potential market movements, in connection with the executive's responsibilities. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual, impact of the role, the committee's knowledge of the industry and the marketplace in which the Company competes for talent.

While the CEO will also provide to the Compensation Committee his recommendation on NEO base salary adjustments, the Board will make the final determination on the base annual salary of the NEOs. The CEO does not make a recommendation with respect to his own base salary compensation.

The following table sets out the base salary of each NEO as at the end of the most recently completed financial year:

Name	Base Salary 2025 ($)	Base Salary 2024 ($)	Base Salary 2023 ($)
Keith Neumeyer CEO	1,260,000	1,260,000	1,260,000
Steven Holmes COO	649,490	624,510	600,490
David Soares CFO [1]	546,859	520,818	518,634
Michael Deal, VP Operations	404,322	378,029	353,298
Mani Alkhafaji, VP Corp Dev & IR [1][2]	321,934	292,000	241,944

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 60**

(1) Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion of such payments to U.S. dollars using the average exchange rates of C$1.00 equaling $0.7154 in 2025, and C$1.00 equaling $0.7300 in 2024, and C$1.00 equaling $0.7409 in 2023, each as quoted on the Bank of Canada's website.

(2) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer

Short-Term Incentive Plan (STIP)

The Short-Term Incentive Plan (STIP) award is payable in cash and the amount payable for each year is based on the achievement of pre-established objectives and targets determined in the fourth quarter of the preceding year. STIP is designed as a target percentage of base salary. In granting these award payments, the Board considers factors such as the NEO's performance and contributions as well as overall Company performance.

The Compensation Committee has selected key performance indicators that exhibit the Company's highest priorities for both short and long-term success. The 2025 NEO objectives include a focus on Health & Safety, ESG, Growth, Operational and Financial measures. Performance against objectives must at least meet a threshold level of performance of 90% of target to be eligible for a payout in respective of each objective. Incentive payouts for each metric are capped at 150% of target for NEOs. Target incentive levels for 2025 performance for the NEOs are shown in the table below:

Named Executive Officer (NEO)	2025 Base Salary ($)	STIP Target (% of Base Salary)	Weighting – Company Performance (%)	Weighting – Individual Performance (%)	Total Target Award ($)
Keith Neumeyer CEO	1,260,000	150%	100% [1]	N/A	1,890,000
Steven Holmes COO	649,490	125%	100% [1]	N/A	811,863
David Soares CFO [2]	546,859	125%	100% [1]	N/A	683,574
Michael Deal VP Operations	404,322	100%	80% [1]	20%	404,322
Mani Alkhafaji VP Corp Dev & IR [2][3]	321,934	100%	80% [1]	20%	321,934

(1) See "*2025 NEO Performance Objectives, Weighting and Results*" below.

(2) Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion of such payments to U.S dollars using the using the 2025 average exchange rate of C$1.00 equaling $0.7154.

(3) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 61**

2025 Named Executive Officer (NEO) Performance Objectives, Weighting and Results

Category	NEO Objectives	Threshold [1]	Target	Outperform [2]	Results	Performance Achievement	Weighting	Officer Payout %
Financial 20% [3]	Capital Expenditure – as budgeted +/-[4]	$ 198,314,600	$180,286,000	$135,214,500	$ 191,705,000	93.7%	7.5%	7.0%
	Mine operating earnings (as stated on Financial Statements)	$ 218,494,800	$242,772,000	$303,465,000	$ 450,045,000	185.4%	7.5%	11.3%
	Financial Liquidity +/- Year over Year comparison [5]	$ 522,541,800	$580,602,000	$725,752,500	$ 873,162,000	150.4%	5.0%	7.5%
Operational 25%	Ag Equivalent ounces produced	28,327,551	31475057	39,343,821	$ 31,060,764	98.7%	10%	9.9%
	Cash Cost per Ag Equivalent ounce produced – (compared to Budget) [5]	$ 15.36	$ 13.96	$ 10.47	$ 15.07	92.0%	15%	13.8%
Growth 20%	Replacement of Resources (all categories = Contained Ag Equivalent ounces)	706,050,000	784,500,000	980,625,000	1,245,040,000	158.7%	10%	15.0%
	Completion of successful M&A activity (buy or sell)	N/A	1	N/A	1	125%	10%	15.0%
Health & Safety 20%	Zero fatalities on Company properties	N/A	0	N/A	0	100%	10%	10%
	Improve or maintain our Total Recordable Incident Frequency Rate (TRIFR)	0.78	0.7	0.56	0.55	121.4%	10%	14.3%
ESG 15%	Environment – Zero level 4 or 5 incidents [6]	N/A	0	N/A	0	100%	5%	5.0%
	Community – Zero material community events (material is defined as reportable)	N/A	0	N/A	0	100%	5%	5.0%
	Governance – meeting or exceeding major regulatory requirements where we operate (i.e. compliance)	Discretionary			Achieved	100%	5%	5.0%
								118.7%

(1) Minimum achievement of 90% of Target performance below which no award is earned; performance at Threshold earns 90% of Target.
(2) Maximum performance achievement capped at 150% of Target performance, which is earned at 125% of Target performance.
(3) The numbers in the "Threshold", "Target", "Outperform" and "Results" columns in respect of the Financial Objectives in this table are expressed in thousands of U.S. dollars.
(4) Work plan percent complete is taken into consideration as well as capital expenditures.
(5) Cash cost per Ag Eq ounce produced is a non-GAAP financial measure that does not have a standardized meaning under the Company's financial reporting framework, and the methods used by the Company to calculate this measure may differ from methods used by other companies. Further details on non-GAAP financial measures can be found in the section "Non-GAAP Measures" in the Company's Annual MD&A for the financial year ended December 31, 2025, which is available under the Company's profile on SEDAR+ at www.sedarplus.ca, and on the Company's website at www.firstmajestic.com/investors/reports-filings/.
(6) Level 4 incidents = Contained within undisturbed areas on current operation (non-operating areas of the mining or exploration concession; Multiple (<5) off-site mortalities caused by company or contractor; Small to moderate size off-site fires.
(7) Level 5 incidents = Offsite releases and spills; Several (>5) off-site mortalities caused by the company's activities or contractors; Large off-site fires.

STIP is paid in the calendar year following the year the NEO's performance is assessed and after independent validation of annual financial results. The Compensation Committee makes a recommendation to the Board for final performance scores and awards. The Compensation Committee can apply negative, or positive discretion to modify STIP scorecard results, when individual or team performance does not correlate to the financial or operational performance of the Company.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR　　　　　　　　　　　　　　　　　　　　　　　**Page 62**

The Compensation Committee and the Board determined and awarded 118.7% in respect of the NEO's 2025 objectives. As a result, the final STIP award for each NEO in respect of Company performance during the financial year ended December 31, 2025 was as follows:

Named Executive Officer (NEO)	2025 Target STIP ($)	Achievement of Company Performance (%)	Achievement of Individual Performance (%)	Total 2025 STIP Award ($)
Keith Neumeyer	1,890,000	118.7%	N/A	2,243,430
Steven Holmes	811,863	118.7%	N/A	963,681
David Soares [1]	683,574	118.7%	N/A	811,403
Michael Deal	404,322	118.7%	106.5%	471,000
Mani Alkhafaji [1]	321,934	118.7%	106%	477,671 [2]

(1) Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion of such payments to US dollars using the 2025 average exchange rate quoted by the Bank of Canada of C$1.00 equaling $0.7154.

(2) Mr. Alkhafaji's 2025 STIP award includes special consideration in recognition of his outstanding achievements in 2025, notably the successful acquisition of the Los Gatos Silver Mine.

Share-Based and Option-Based Awards

The long-term incentive award component of our executive compensation program is designed to advance the interests of the Company by supporting the retention of key executives and motivating performance that enhances shareholder value. Grants issued under our LTIP are intended to provide long-term awards linked directly to the market performance of our Shares, thereby aligning the short-term and long-term performance goals of our executives with the goal of increasing shareholder value. The Compensation Committee reviews management's recommendations and recommends to the Board of Directors the granting of Options, RSUs and PSUs to the NEOs of the Company. The CEO makes recommendations to the Board for proposed Option, RSU and PSU grants to the Company's Vice-Presidents. Options, RSUs and PSUs are granted according to the level of responsibility of the executive and the number of Options, RSUs, PSUs for each level of responsibility is recommended by the Compensation Committee to the Board. The Company's LTIP provides for the grants of Options, RSUs and PSUs. The number of outstanding Options, RSUs, PSUs and previous grants is also considered by the Compensation Committee when determining the number of Options, RSUs and PSUs to be granted in any particular year. A summary of the LTIP is included in Appendix "B" to this Information Circular.

NEO	2025 Stock Options Granted	2025 RSUs Granted	2025 PSUs Granted
Keith Neumeyer	269,138	169,190	126,900
Steven Holmes	100,047	62,900	47,170
David Soares	80,889	50,850	38,140
Michael Deal	25,000	31,730	23,800
Mani Alkhafaji	25,000	23,290	17,470

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 63**

Vesting Rules

Unless otherwise determined by the Board in accordance with the provisions of the LTIP, or unless otherwise specified in the Participant's Service Agreement or Option Award Agreement (as such terms are defined in the LTIP):

• Options granted to the CEO vest in equal portions over a period of 60 months as follows:

Vesting Period - CEO	
12 months from date of award	20%
24 months from date of award	40%
36 months from date of award	60%
48 months from date of award	80%
60 months from date of award	100%

• Options granted to all other NEOs vest in equal portions over a period of 30 months as follows:

Vesting Period - Other NEOs	
12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

RSUs vest over a three-year period (one third ($\frac{1}{3}$) per year starting on the first anniversary of the date of grant).

PSUs fully vest three years after their grant date. The number of Shares that a holder of PSUs will receive upon settlement is subject to a Total Shareholder Return ("**TSR**") performance calculation against the PSU Peer Group (as defined below). Based on calculated TSR performance, the number of PSUs granted is subject to a performance factor multiplier of between 0% to 200% of the initial grant value in order to determine the number of Shares issuable upon settlement of the PSUs.

In January 2025, the Company added a second performance measure, such that all PSU grants made from January 2025 are now subject to the following two performance measures:

• **Measure 1** (50% weighting)—(TSR) relative to the PSU Peer Group over a three-year performance period, calculated based on Volume Weight Average Share Price ("**VWAP**") during the trading days within a 30-calendar day period prior to the grant date and the VWAP for the trading days within a 30-calendar day period prior the vest date.

• **Measure 2** (50% weighting)—TSR relative to the VanEck Gold Miners ETF, calculated based on a three-year performance period.

Performance Level	TSR Percentile Ranking vs PSU Peer Group	Percent Vested
Maximum	75th Percentile	200%
Target	50th Percentile	100%
Minimum	25th Percentile	50%
	Below 25th Percentile	0%

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 64**

The Company has established a peer group for PSU awards, (the "**PSU Peer Group**"), which is reviewed by the Compensation Committee on an annual basis and may be amended from time to time to reflect changes in the industry such as mergers and acquisition events. The PSU Peer Group is different from our Compensation Peer Group, which is primarily focused on understanding the executive compensation practices of companies with whom we compete for executive talent. The PSU Peer Group is intended to focus on companies with whom we compete for investment dollars and is accordingly a measure of our performance within the silver mining industry.

The 2025 PSU Peer Group consisted of the following companies:

2025 PSU Peer Group		
Adriatic Metals PLC	Equinox Gold Corp.	Pan American Silver Corp.
Aya Gold & Silver Inc.	Fortuna Silver Mines Inc.	Silvercorp Metals Inc.
Compañía de Minas Buenaventura S.A.A	Fresnillo PLC	SSR Mining
Calibre Mining	Hecla Mining Company	Torex Gold Resources
Coeur Mining Inc.	Hochschild Mining PLC	
Endeavour Silver Corp.	MAG Silver Corp.	

History of PSU Payouts

The following table illustrates the alignment of the Company's compensation system with the experience of shareholders. The Company's total shareholder return has lagged that of its performance peer group since 2021 and accordingly, PSUs vesting in 2023 and 2024 vested at only 50% of the original number awarded and for the PSUs that vested in 2025 and 2026, zero Shares were issued upon vesting.

PSU Grant Year	PSU Settlement Year	PSU Performance Payout
2020	2023	50%
2021	2024	50%
2022	2025	0%
2023	2026	0%

Importantly, the PSUs that vested in 2023 and 2024 also vested at a Share price that was much lower than the Company's Share price at the time the PSUs were granted, and similarly, RSUs vesting from 2021 – 2024 also vested at a much lower Share price than the Company's Share price at the time such RSUs were granted, drawing a direct correlation between executive share-based award value received and the experience of shareholders over this period.

Benefits and Perquisites

The primary purpose of providing benefits and perquisites to the Company's executives is to attract and retain key talent. The Company intends that the type and value of benefits and perquisites offered are to be competitive within overall market/industry practices. Details of the benefits and perquisites provided to the NEOs are disclosed in the "All Other Compensation" column of the Summary Compensation Table set forth below in this Information Circular. The primary benefits for the Company's executives include participation in the Company's health and dental coverage, fitness benefits, personal tax consultation services, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving both their individual and corporate goals. Perquisites the Company provides to its executives include parking and an annual executive medical examination.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 65**

Retirement Plans

In order to attract and retain top global talent, in April 2022 the Company implemented a Supplemental Executive Retirement Plan ("**SERP**") for Canadian Executives and a Non-Qualified Deferred Compensation Plan ("**NQDC**") for US Executives. Each Canadian and US Executive is eligible to participate in the respective plan applicable to them with the exception of Mr. Neumeyer.

The SERP is a vehicle that provides non-registered benefits to Canadian NEOs who are subject to limits on annual RRSP contributions under the *Income Tax Act* (Canada). Similarly, the NQDC is a vehicle that provides non-qualified benefits to US NEOs that are in excess of the registered 401k plan limits defined by United States Internal Revenue Service. The SERP and NQDC are unfunded and First Majestic notionally credits NEO accounts on an annual basis. As applicable, a SERP or NQDC account balance is paid out to NEOs upon termination or retirement as a taxable lump sum payment.

As previously disclosed in 2025, Mr. Neumeyer was not eligible to participate in the SERP plan due to his residency. The Company has since established a SERP-equivalent plan for Mr. Neumeyer in Switzerland. The plan is non-notional, with contributions made as a direct cash payment to Mr. Neumeyer's Switzerland pension plan. A retroactive lump-sum payment was made for the preceding years (2021 through 2024) in October 2025.

The following table sets forth details of the Company's SERP and NQDC during the financial year ended December 31, 2025, and includes Company contributions for eligible individuals:

NEO	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Keith Neumeyer [1]	Nil	811,290	Nil [3]
Steven Holmes	165,129	79,585	244,714
David Soares [2]	96,223	75,222	171,445
Michael Deal	25,004	36,794	61,798
Mani Alkhafaji [2]	50,572	36,643	87,215

(1) Mr. Neumeyer's SERP equivalent plan was established in 2025. Mr. Neumeyer received a retroactive lump sum contribution for 2021 through 2024, which is reflected in this table.
(2) Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion of such payments to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 equaling $0.7296.
(3) Mr. Neumeyer's SERP-equivalent is non-notional, therefore the accumulated value as at year end is zero.

Managing Compensation Risk

In conjunction with designing the Company's compensation program, setting objectives and making incentive awards, the Board and the Compensation Committee carefully consider potential risks associated with the Company's compensation practices and policies on an annual basis.

The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company's compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

• The Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management.

• The Compensation Committee undertakes an annual review of the Company's compensation program to ensure competitiveness and continued alignment with trends in compensation practices and governance.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 66**

- The Compensation Committee undertakes an annual review of the Company's incentive programs and corresponding performance objectives to ensure continued relevance to the Company's business strategy.

- Compensation paid to the Company's executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.

- Incentive compensation is capped (1.5x target at the NEO level for STIP and 2x target for LTIP).

- The Compensation Committee and the Board retain discretion to increase or decrease payout levels based on a holistic assessment of the Company's performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions upward or downward, when necessary.

- A minimum share ownership requirement has been adopted for Officers and Vice-Presidents to further align their interests with shareholders (see "Executive Share Ownership Requirement" below for details).

- An Incentive Compensation Clawback Policy has been adopted (see "Incentive Compensation Clawback Policy" below).

- The Company's Securities Trading Policy prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of any equity securities held by such officers, directors and employees, including equity securities granted as compensation.

The Board did not identify any compensation practices or policies in 2025 that are reasonably likely to have a material adverse effect on the Company. The Board, on the advice of the Compensation Committee, has structured certain compensation arrangements to the specific circumstances of its senior management. For more details, please see the sections below entitled "*Summary Compensation Table*" and "*Employment Agreement – Keith Neumeyer, Chief Executive Officer*".

Executive Share Ownership Requirement

Pursuant to the Share Ownership Guidelines, the Company's Officers and Vice-Presidents are required at all times to have share ownership in First Majestic (the "**Executive Share Ownership Requirement**") equivalent in value to at least: (i) 300% (3x) of annual base salary for the CEO (Note: In the Neumeyer Employment Agreement (as defined below in the section entitled "Employment Agreements – Employment Agreement – Keith Neumeyer, Chief Executive Officer), Mr. Neumeyer has agreed that an Executive Share Ownership Requirements of 500% (5x) annual base salary shall apply to him); (ii) 200% (2x) of annual base salary for every other member of the C-Suite; and (iii) 100% (1x) of annual base salary for all other Officers and Vice-Presidents of the Company, and the Executive Share Ownership Requirement applicable to each Officer and Vice-President must be fulfilled within five (5) years of the individual becoming subject to the requirement. In the event the Officer or Vice-President falls out of compliance with their Executive Share Ownership Requirement due to a 25% or greater increase in annual base salary or due to a revision made by the Board to the requirement, he or she shall have five (5) years from the effective date of the increase/revision within which to comply with the Executive Share Ownership Requirement.

For the purposes of determining whether an Officer or Vice-President is in compliance with their Executive Share Ownership Requirement, the value of the individual's Shares and RSUs is calculated using the greater of: (i) the closing trading price on the TSX of the Shares on the business day immediately preceding the date upon which the individual's share ownership value is being calculated; and (ii) the acquisition cost of the individual's Shares and RSUs (in the case of RSUs, the acquisition cost is the value attributed to such RSUs on their grant dates).

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 67**

The following table illustrates the annual base salary and holdings of Shares and RSUs (vested and unvested) of each NEO as of the Record Date (April 15, 2026):

NEO	2025 Base Salary ($)	Shares	RSUs [1]	Total Value [2] ($)	Multiples of Base Salary
Keith Neumeyer	1,260,000	4,732,882	384,510	108,299,239	86.0x
Steven Holmes	649,490	228,590	86,246	6,662,866	10.3x
David Soares [3]	546,859	36,720	119,156	3,298,800	6.0x
Michael Deal	404,322	51,314	46,061	2,060,745	5.1x
Mani Alkhafaji [3]	321,934	59,231	68,282	2,698,554	8.4x

(1) Represents the number of outstanding RSUs held by the NEO as at April 15, 2026.
(2) These amounts represent the aggregate value of the individual's Shares and RSUs, calculated using the greater of: (i) the closing trading price on the TSX of the Shares on the Record Date; and (ii) the acquisition cost of the individual's Shares and RSUs (in the case of RSUs, the acquisition cost is the value attributed to such RSUs on their grant dates). The aggregate value of each individual's Shares and RSUs has been converted to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada as at April 15, 2026 of C$1.00 equaling $0.7275.
(3) Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion of such payments to U.S. dollars using the average exchange rates of C$1.00 equaling $0.7154 in 2025.

As at the Record Date, all NEOs complied with their respective Executive Share Ownership Requirements under the Company's Share Ownership Guidelines.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment received by an officer, director or employee in the event that there is a restatement or correction to the Company's financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrongdoing that gave rise to the restatement or correction. In addition, the Company has also adopted a stand-alone Incentive Compensation Recovery Policy (the "**Recovery Policy**") which adheres to the requirements of the NYSE and Rule 10D-1 under the Securities Exchange Act of 1934 and applies to the Named Executive Officers and certain other individuals who are Covered Persons (as defined in the Recovery Policy). The Recovery Policy applies to all compensation awarded by the Company after October 2, 2023. Copies of both the Code of Ethical Conduct and the Recovery Policy are available for review on the Company's website at www.firstmajestic.com.

Retirement Policy

The Company does not currently have a retirement policy for its executive officers.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 68**

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in our Shares on January 1, 2021 against the cumulative total shareholder return of the S&P/TSX Composite Index and the Company's 2025 PSU Peer Group for five years through to December 31, 2025. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2021 to 2025 for comparative purposes. The performance graph below shows a general trend that compensation paid to the Company's CEO generally increases and decreases with the Company's total shareholder return and, therefore, in alignment with shareholders' experience. The large at-risk component of the CEO's annual compensation package ensures that total compensation is responsive to changes in shareholder value.



Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 69**

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2025 for our NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($) (4)	Option-based awards ($) (5)	Non-equity incentive plan compensation ($) Annual incentive plans (6)	Non-equity incentive plan compensation ($) Long-term incentive plans	Pension value ($)	All other compensation ($) (7)	Total compensation ($)
Keith Neumeyer CEO (1)	2025	1,260,000	1,819,583	1,001,465	2,243,430	Nil	811,290	289,374 (8)	6,613,852
	2024	1,260,000	1,714,902	658,083	1,619,730	Nil	Nil	140,146	5,392,861
	2023	1,260,000	1,773,109	597,909	1,039,500	Nil	Nil	154,833	4,825,351
Steven Holmes COO (2)	2025	649,490	676,421	326,829	963,681	Nil	104,085	41,210	2,657,631
	2024	624,510	613,035	212,800	669,006	Nil	73,335	35,592	2,228,278
	2023	600,490	615,356	207,491	412,837	Nil	122,233	141,997	2,100,404
David Soares CFO (3)	2025	546,859	546,877	264,244	811,403	Nil	86,844	20,012	2,276,239
	2024	531,464	536,661	186,290	569,331	Nil	69,422	28,330	1,921,498
	2023	518,634	544,653	183,642	356,561	Nil	40,961	47,611	1,692,062
Michael Deal VP Operations (2)	2025	404,322	341,252	81,669	471,000	Nil	61,294	50,876	1,410,413
	2024	378,029	300,546	66,701	339,697	Nil	46,415	47,072	1,178,460
	2023	353,298	342,925	120,399	231,410	Nil	41,135	58,658	1,147,825
Mani Alkhafaji VP Corp Dev & IR (3)(9)	2025	321,934	250,485	81,669	477,671	Nil	48,265	12,552	1,192,577
	2024	292,000	255,560	66,701	324,850	Nil	32,914	15,560	987,585
	2023	241,944	221,481	183,392	200,043	Nil	37,849	9,313	894,021

(1) Amounts paid as base salary to Mr. Neumeyer are paid in Swiss Francs, and these amounts reflect the conversion of such payments to U.S. dollars based on the average exchange rates of $1.00 equaling CHF 0.8308 in 2025, $1.00 equaling CHF 0.9004 in 2024, and $1.00 equaling CHF 0.9548 in 2023. In connection with Mr. Alkhafaji's promotion to President & Chief Corporate Development Officer effective January 1, 2026, Mr. Neumeyer's title was changed to CEO of the Company, and he voluntarily accepted a reduction to his annual base salary to $1,115,000, with both changes also effective January 1, 2026.

(2) Amounts paid as salary to Mr. Holmes and Mr. Deal are paid in U.S. dollars.

(3) Amounts paid as salary to Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion of such payments to U.S. dollars using the average exchange rates of C$1.00 equaling $0.7154 in 2025, C$1.00 equaling $0.7300 in 2024, and C$1.00 equaling $0.7409 in 2023 each as quoted by the Bank of Canada.

(4) Share-based awards are calculated in Canadian dollars and are reflected here based on the average exchange rates of C$1.00 equaling $0.7154 in 2025, C$1.00 equaling $0.7300 in 2024, and C$1.00 equaling $0.7409 in 2023. The value of the share-based awards was calculated using the price of our Shares on the grant date.

(5) Option-based awards are calculated in Canadian dollars and are reflected here based on the average exchange rates of C$1.00 equaling $0.7154 in 2025 C$1.00 equaling $0.7300 in 2024, and C$1.00 equaling $0.7409 in 2023. The value of the Option-based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted average fair value at grant date	Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2025	C$4.91	0.27%	2.90%	4.7	57.27%
2024	C$3.94	0.28%	3.53%	4.6	58.17%
2023	C$4.36	0.34%	3.78%	3.9	59.39%

(6) STIP awards are paid in the calendar year following the year the NEO's performance is assessed. For example, the STIP award for 2025 performance was approved on April 22, 2026 and will be paid out by the end of April 2026. STIP awards paid to Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and the amounts in this column for each of these individuals reflect the conversion of such payments to U.S. dollars using the average exchange rates of C$1.00 equaling $0.7154 in 2025, C$1.00 equaling $0.7300 in 2024, and C$1.00 equaling $0.7409 in 2023 each as quoted by the Bank of Canada.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 70**

(7) Includes the cost of various insurance and benefits premiums, parking, extended medical benefits, fitness reimbursements, and tax consultant services during the year ended December 31, 2025.

(8) Includes a one-time payment to Mr. Neumeyer in the amount of $150,000 as consideration for the Neumeyer Employment Agreement (as defined in "*Employment Agreement – Keith Neumeyer, Chief Executive Officer*" on page 74).

(9) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer, and his annual base salary was increased as of January 1, 2026 to C$653,000 ($476,429 using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 equaling $0.7296).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and Option-based awards granted to the NEOs during the most recently completed financial year:

Name and Principal Position	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price [1] ($)	Option Expiration Date	Value of Unexercised In-The-Money Options [2] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share Based Awards that Have Not Vested [3] ($)	Market or Payout Value of Share Based Awards Not Paid Out or Distributed ($)
Keith Neumeyer - CEO	134,569	6.27	3-Jan-35	1,404,992	296,090	4,947,075	Nil
	134,569	8.43	3-Jul-35	1,114,372			
Steve Holmes - COO	50,024	6.27	3-Jan-35	522,285	110,070	1,839,051	Nil
	50,023	8.43	3-Jul-35	414,243			
David Soares - CFO	40,445	6.27	3-Jan-35	422,273	88,990	1,486,846	Nil
	40,444	8.43	3-Jul-35	334,919			
Michael Deal - VP Operations	12,500	6.27	3-Jan-35	130,509	55,530	927,796	Nil
	12,500	8.43	3-Jul-35	103,513			
Mani Alkhafaji - VP Corp Dev & IR [4]	12,500	6.27	3-Jan-35	130,509	40,760	681,019	Nil
	12,500	8.43	3-Jul-35	103,513			

(1) The Option exercise prices were converted to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada on December 31, 2025 of C$1.00 equaling $0.7296.

(2) These amounts are the aggregate dollar value of in-the-money unexercised Options held as at the end of the most recently completed financial year based on the closing price of our Shares on the TSX as at December 31, 2025 of C$22.90 (or $16.71).

(3) These amounts are the aggregate dollar value of share-based awards that had not vested as at the end of the most recently completed financial year based on the closing price of our Shares on the TSX as at December 31, 2025 of C$22.90 (or $16.71).

(4) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 71**

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Name	Option-based awards – Value vested during the year [1] ($)	Share-based awards – Value vested during the year [2] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Keith Neumeyer, CEO	120,038	768,326	Nil
Steven Holmes, COO	83,769	269,532	Nil
David Soares, CFO	73,625	210,444	Nil
Michael Deal, VP Operations	80,524	139,416	Nil
Mani Alkhafaji, VP Corp Dev & IR [3]	162,215	110,776	Nil

(1) These amounts are based on the aggregate dollar value that would have been realized if the Options under the Option-based award had been exercised on the vesting date, and were calculated using the dollar value that would have been realized by determining the difference between the market price of the our Shares on the TSX at the time of exercise and the exercise price of the Options under the Option-based award on the vesting date. All Option-based awards are made in Canadian dollars. The values vested or earned during the year are reflected here using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 exchange rate of C$1.00, equaling $0.7296.

(2) These amounts are based on the aggregate dollar value realized, and were calculated using the dollar value realized by multiplying the market price of our Shares on the TSX on the vest date by the vested number of share-based awards. All share-based awards are made in Canadian dollars. The values vested or earned during the year are reflected here using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 exchange rate of C$1.00, equaling $0.7296.

(3) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer.

For further information regarding the Company's Option-based awards and share-based awards, please see the summary of the material terms relating to the Company's LTIP set out in Appendix "B".

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 72**

Option-Based Awards and Share-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options and share-based awards that were outstanding as of December 31, 2025 and includes the exercise price, expiration date and the value of such options and share-based awards as at December 31, 2025.

Name	Option-based awards				Share-based awards		
	Number of securities underlying unexercised options (#)	Option exercise price [1] ($)	Option expiration date	Value of unexercised in-the money options [2] ($)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested [3] ($)	Market or payout Value of vested share-based awards not paid out or distributed ($)
Keith Neumeyer, CEO	12,800	12.46	4-Jan-31	54,353	665,730	11,123,024	Nil
	12,800	15.85	14-Jun-31	10,927			
	30,600	9.53	7-Jan-32	219,688			
	30,600	10.66	16-Feb-32	185,082			
	54,552	8.23	3-Jan-33	462,494			
	54,552	5.46	4-Jul-33	613,342			
	89,257	5.82	3-Jan-34	971,629			
	89,257	5.84	3-Jul-34	970,326			
	134,569	6.27	3-Jan-35	1,404,992			
	134,569	8.43	3-Jul-35	1,114,372			
Total	**643,556**			**6,007,205**	**665,730**	**11,123,024**	**Nil**
Steven Holmes, COO	7,888	5.46	4-Jul-33	88,687	240,839	4,023,941	Nil
	19,940	5.82	3-Jan-34	217,062			
	29,909	5.84	3-Jul-34	325,145			
	50,024	6.27	3-Jan-35	522,285			
	50,023	8.43	3-Jul-35	414,243			
Total	**157,784**			**1,567,421**	**240,839**	**4,023,941**	**Nil**
David Soares, CFO	6,981	5.46	4-Jul-33	78,489	203,906	3,406,864	Nil
	17,456	5.82	3-Jan-34	190,022			
	26,183	5.84	3-Jul-34	284,639			
	40,445	6.27	3-Jan-35	422,273			
Total	**131,509**			**1,310,342**	**203,906**	**3,406,864**	**Nil**
Michael Deal, VP Operations - Mexico	3,125	5.46	4-Jul-33	35,135	122,238	2,042,354	Nil
	6,250	5.82	3-Jan-34	68,036			
	9,375	5.84	3-Jul-34	101,917			
	12,500	6.27	3-Jan-35	130,509			
	12,500	8.43	3-Jul-35	103,513			
Total	**43,750**			**439,110**	**122,238**	**2,042,354**	**Nil**
Mani Alkhafaji, VP Corp Dev & IR [4]	3,125	5.46	4-Jul-33	35,135	92,333	1,542,701	Nil
	6,250	5.43	13-Dec-33	70,498			
	6,250	5.82	3-Jan-34	68,036			
	9,375	5.84	3-Jul-34	101,917			
	12,500	6.27	3-Jan-35	130,509			
	12,500	8.43	3-Jul-35	103,513			
Total	**50,000**			**509,608**	**92,333**	**1,542,701**	**Nil**

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

(1) The Option exercise prices were converted to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 = $0.7296.

(2) This amount is the aggregate dollar value of in-the-money unexercised Options held as at the end of the most recently completed financial year based on the closing price of our Shares on the TSX as at December 31, 2025 of C$22.90 (or $16.71).

(3) This amount is the aggregate dollar amount of the market value of share-based awards that have not vested as at December 31, 2025 using the year-end closing price of the Company's common shares as reported by the TSX of C$22.90 (or $16.71).

(4) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer.

Employment Agreements

The Company has entered into an employment agreement with each of its NEOs. The agreements specify the terms and conditions of their employment, the duties and responsibilities of the executive during the term of employment, the compensation and benefits to be provided by the Company in exchange for the executive's services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change of control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions.

The following are the significant terms of each of the NEOs' employment agreements (as applicable):

Employment Agreement – Keith Neumeyer, Chief Executive Officer

The Company's subsidiary, FMS Trading AG, entered into an employment agreement with Mr. Neumeyer, effective January 1, 2025 (the "**Neumeyer Employment Agreement**"), which replaces and supersedes all prior employment and/or services agreements between the Company and Mr. Neumeyer. The Neumeyer Employment Agreement confirmed Mr. Neumeyer's continued engagement as President and CEO during the financial year ended December 31, 2025 for an indefinite term at an annual base salary of US$1,260,000 plus benefits, eligibility to receive awards under the Company's LTIP, including Options, RSUs and PSUs, and eligibility for an annual cash bonus (target of 150% of base salary) under the Company's STIP, all of which are determined at the sole discretion of the Board. Under the terms of the Neumeyer Employment Agreement, Mr. Neumeyer is required to have First Majestic share ownership equal to at least 500% of his annual base salary (in excess of the 300% requirement applicable to CEOs under the Company's Share Ownership Guidelines).

The Neumeyer Employment Agreement may be terminated by Mr. Neumeyer with 90 days' written notice. Mr. Neumeyer may be terminated by the Company, without cause, by payment of:

(a) A lump sum amount equal to 24 months' annual base salary, plus an additional amount equal to two months' annual base salary for each year of service completed after January 1, 2025 (prorated in the event of a partial year), with the maximum of such additional amounts capped at six months' annual base salary such that the aggregate maximum amount payable is equal to thirty (30) months' annual base salary.

(b) An amount equal to twice the target annual bonus, plus an additional amount equal to the target annual bonus, pro-rated for a 2-month period, for each year of service completed after January 1, 2025 (prorated in the event of a partial year), with the maximum of such additional amount to equal half of the target annual bonus, such that the aggregate maximum payment in lieu of bonus is thirty (30) months.

(c) The Company will continue to make regular contributions to all benefits for the number of months equal to the number of months in the severance payment.

In addition, in the event Mr. Neumeyer is terminated by the Company, without cause, Mr. Neumeyer and the Company will enter into a consulting agreement at the time of such termination pursuant to which Mr. Neumeyer will provide transitionary consulting services to the Company for a 24-month period in exchange for the continued

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR | **Page 74**

vesting during such period of all of Mr. Neumeyer's Awards that are outstanding at the time of termination. All Awards held by Mr. Neumeyer at the end of the term of this consulting agreement will be dealt with in accordance with the terms of the LTIP.

The Neumeyer Employment Agreement includes a double trigger change of control clause. In the event of termination or a unilateral change by the acquiring company to a fundamental term or condition of the Neumeyer Employment Agreement that was not consented to by Mr. Neumeyer within twelve (12) months following the change of control event, Mr. Neumeyer is eligible for a severance payment and severance bonus equal to the amounts noted in paragraphs (a) and (b) above.

On January 1, 2026, in connection with Mr. Mani Alkhafaji's promotion to President & Chief Corporate Development Officer of the Company, Mr. Neumeyer's title was changed to Chief Executive Officer and Mr. Neumeyer accepted a reduction in his annual base salary to US$1,115,000 to offset the increase to Mr. Alkhafaji's annual base salary as a result of his promotion, resulting in no net impact to the Company's G&A costs.

Employment Agreements – Other Named Executive Officers

Each of the other NEOs has entered into an Employment Agreement with the Company for an indefinite term that provide for an annual base salary (such salaries received during the financial year-ended December 31, 2025 are set out in the table under the heading "Summary Compensation Table" above), plus benefits, eligibility to receive awards under the Company's LTIP, including Options, RSUs and PSUs and eligibility for an annual cash bonus under the Company's STIP, all of which, are to be determined at the sole discretion of the CEO and the Board. These Employment Agreements may be terminated by the applicable NEO with 60 days' written notice (three month's in the case of Mr. Alkhafaji) or by the Company, at any time, without cause, by provision to the NEO of an amount of notice of termination, or salary in lieu of notice, or salary continuance, subject to the NEO's duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever.

In the event of a change of control and termination, the Company is required to make severance payments to the NEO totaling 24 months' base salary and bonus. The bonus component of the severance shall be calculated by determining the average annual bonus received in the immediately preceding three years and multiplying the amount by two. If the NEO has not received an annual incentive plan bonus in the immediately preceding three years, the bonus component of the severance payment shall be determined by multiplying by two, the amount of the NEO's most recent annual target bonus, as set out in the Company's STIP.

Termination and Change of Control Benefits

Each of the NEOs have provisions that apply to termination and change of control in their respective employment agreements. See the section "Employment Agreements" above for details regarding these provisions.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 75**

Termination Without Cause (No Change of Control)

The following table sets out the maximum amount the Company would have been obligated to pay in the event that a Named Executive Officer had been terminated without cause at December 31, 2025. The Company would also have been obligated to pay the Named Executive Officer's actual accrued base salary and expenses up to the date of termination and to continue the Named Executive Officer's health benefits. In addition, all Awards held by each NEO at the time of termination would be dealt with in accordance with the terms of the NEO's employment agreement and the LTIP.

Name	Base salary during period ($)	Bonus during period ($)	SERP/ NQDC ($)	Vacation pay ($)	Total gross payment ($)
Keith Neumeyer CEO [1]	2,542,151	3,813,226	N/A [5]	206,157	6,561,533
Steven Holmes COO [2]	1,298,980	681,841	244,714	76,994	2,302,529
David Soares CFO [2][3]	1,093,719	579,098	171,445	60,152	1,904,413
Michael Deal VP Operations [2]	808,645	465,631	61,798	56,784	1,392,857
Mani Alkhafaji VP Corp Dev & IR [2][3][4]	643,869	389,086	87,215	26,832	1,147,002

(1) In the event Mr. Neumeyer is terminated without cause, the Neumeyer Employment Agreement provides that Mr. Neumeyer is entitled to payment of:

    (a) A lump sum amount equal to 24 months' annual base salary, plus an additional amount equal to two months' annual base salary for each year of service completed after January 1, 2025 (prorated in the event of a partial year), with the maximum of such additional amounts capped at six months' annual base salary such that the aggregate maximum amount payable is equal to thirty (30) months' annual base salary.

    (b) An amount equal to twice the target annual bonus, plus an additional amount equal to the target annual bonus, pro-rated for a 2-month period, for each year of service completed after January 1, 2025 (prorated in the event of a partial year), with the maximum of such additional amount to equal half of the target annual bonus, such that the aggregate maximum payment in lieu of bonus is thirty (30) months.

    (c) The Company will continue to make regular contributions to all benefits for the number of months equal to the number of months in the severance payment.

(2) In the event the NEO is terminated without case, the NEO's employment agreement provides that they will be entitled to payment of 24 months' base salary and STIP bonus, plus benefits.
(3) Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion to U.S. dollars of payments owed to them upon a termination without cause using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 equaling $0.7296.
(4) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer.
(5) Mr. Neumeyer's SERP-equivalent plan is non-notional, therefore no accrual is required.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 76**

Termination Without Cause (Following a Change of Control)

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2025, following a change of control. The Company would also be obligated to pay the Named Executive Officer's actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer's health benefits. In addition, all Awards held by each NEO at the time of termination would be dealt with in accordance with the terms of the NEO's employment agreement and the LTIP.

Name	Base salary during period ($)	Bonus during period ($)	SERP/ NQDC ($)	Vacation pay ($)	Total gross payment ($)
Keith Neumeyer CEO	2,542,151	3,813,226	N/A	206,157	6,561,533
Steve Holmes COO [1]	1,298,980	681,841	244,714	76,994	2,302,529
David Soares CFO [1][2]	1,093,719	579,098	171,445	60,152	1,904,413
Michael Deal VP Operations [1]	808,645	465,631	61,798	56,784	1,392,857
Mani Alkhafaji VP Corp Dev & IR [1][2][3]	643,869	389,086	87,215	26,832	1,147,002

(1) In the event Mr. Neumeyer is terminated without cause, the Neumeyer Employment Agreement provides that Mr. Neumeyer is entitled to payment of:

    (a) A lump sum amount equal to 24 months' annual base salary, plus an additional amount equal to two months' annual base salary for each year of service completed after January 1, 2025 (prorated in the event of a partial year), with the maximum of such additional amounts capped at six months' annual base salary such that the aggregate maximum amount payable is equal to thirty (30) months' annual base salary.

    (b) An amount equal to twice the target annual bonus, plus an additional amount equal to the target annual bonus, pro-rated for a 2-month period, for each year of service completed after January 1, 2025 (prorated in the event of a partial year), with the maximum of such additional amount to equal half of the target annual bonus, such that the aggregate maximum payment in lieu of bonus is thirty (30) months.

    (c) The Company will continue to make regular contributions to all benefits for the number of months equal to the number of months in the severance payment.

(2) In the event of termination without cause following a change of control, the NEO's employment agreement provides that they will be entitled to payment of 24 months' base salary and annual incentive plan bonus, plus benefits.

(3) Mr. Soares and Mr. Alkhafaji are paid in Canadian dollars, and these amounts reflect the conversion to U.S. dollars of payments owed to them upon a termination without cause following a change of control using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 equaling $0.7296.

(4) Effective January 1, 2026, Mr. Alkhafaji was promoted to President & Chief Corporate Development Officer.

Double-Trigger Required for Change of Control Payments

In a circumstance where there is a change of control event, the NEOs are not eligible for any severance payments unless the NEO's employment is terminated without cause following the change of control event, or if there is a unilateral change to a fundamental term or condition of the NEO's employment following the change of control event that was not consented to by the NEO, such as a reduction in their duties and responsibilities, a change in role that would be a demotion to the role held prior to the change of control event, or a reduction in the NEO's annual base salary.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 77**

PART SIX
OTHER INFORMATION

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 78**

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the "**Share Repurchase Program**") pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian marketplaces over the ensuing 12 months. The Share Repurchase Program is renewed annually and was, last renewed in October 2025. Pursuant to the current Share Repurchase Program, the Company is authorized to repurchase up to 24,500,000 of its Shares during the period from October 14, 2025, until October 13, 2026, which represents approximately 5% of the 490,028,835 Shares that were issued and outstanding as of September 30, 2025 (being the date of the Company's application to the TSX for the latest renewal to the Share Repurchase Program).

During the year ended December 31, 2025, the Company repurchased 1,168,500 Shares (768,500 under the Company's previous Share Repurchase Program that ran from September 12, 2024 to September 13, 2025, and 400,000 under the Company's current Share Repurchase Program that was renewed in October 2025). Shareholders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the General Counsel & Corporate Secretary of the Company toll-free, at 1-866-529-2807.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2025, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) [2]	Weighted-average exercise price of outstanding options, warrants and rights [1] (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,246,880	$10.39	20,232,458
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Totals	9,246,880	$10.39	20,232,458

(1) The Option exercise prices were converted to U.S. dollars using the daily average exchange rate quoted by the Bank of Canada as at December 31, 2025 of C$1.00 = $0.7296.
(2) The number of outstanding Options is inclusive of Options that were issued in exchange for all options of Gatos Silver that were outstanding at the time of closing of the Company's acquisition of Gatos Silver on January 16, 2025.

On April 24, 2026, our Board approved the following amendments to the LTIP, none of which required shareholder approval pursuant to section 11.1 thereof and the policies of the TSX. Capitalized terms used in the following list and not otherwise defined shall have the meanings given to such terms in the LTIP:

• the Change of Control provisions in section 10 were revised to provide that, following a Change of Control: (i) an Acquiror may assume the Company's obligations under the LTIP, in which case unvested Awards will only accelerate if the Participant's employment, service, or engagement is subsequently terminated without cause or the Participant resigns for Good Reason; and (ii) where an Acquiror does not assume such obligations, or the Board determines that the assumption is not consistent with the objectives of the LTIP or would diminish the value of the Awards, all unvested Awards will vest immediately;

• the Performance Share Unit provisions in section 6.1 and the definition of "Eligible Person" were revised to remove non-executive directors' eligibility to be granted Performance Share Units, and accordingly, the corresponding Performance Share Unit termination terms with respect to Directors previously set out in section 6.6(a) were removed; and

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR   **Page 79**

- the definition of "Employee" was revised to clarify that, where an individual's employment is terminated, the individual will not be entitled to any compensation in lieu of notice or damages in respect of any notice period beyond the minimum notice period required under applicable employment standards legislation.

A summary of the material terms of the LTIP is set out in Appendix "B" to this Information Circular.

Indebtedness of Directors and Senior Officers to the Company

No Director, Officer or Vice-President of the Company or any associate or affiliate of a Director, Officer or Vice-President of the Company is or has been indebted to the Company or any of its subsidiaries at any time during the Company's most recently completed financial year.

Interest of Informed Persons in Material Transactions

None of the proposed Directors or persons who were Directors, Officers or Vice-Presidents of the Company or a subsidiary of the Company at any time during the Company's recently-completed financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of our issued and outstanding Shares, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently-completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 *Audit Committees*, information about the Company's Audit Committee is provided in the Company's most recent Annual Information Form ("**AIF**") under "Directors and Officers". The AIF may be obtained from the Company's disclosure documents available on the Company's website at www.firstmajestic.com or under the Company's profile on SEDAR+ at www.sedarplus.ca.

Additional Information

Financial information concerning the Company is also provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2025.

Shareholders may obtain a copy of the Company's audited consolidated financial statements and management's discussion and analysis upon request to the Company at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 or can view them on the Company's website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company's profile on SEDAR+ at www.sedarplus.ca.

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 80**

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

DATED at Vancouver, British Columbia this 24th day of April, 2026.

(signed) **"Keith Neumeyer"**

Keith Neumeyer,
Chief Executive Officer

Shareholders may contact Laurel Hill, the Company's proxy solicitation agent by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America; please text "INFO" to either of these numbers), or by email at assistance@laurelhill.com.

2026 MANAGEMENT INFORMATION CIRCULAR **Page 81**

APPENDIX "A"

BOARD OF DIRECTORS' MANDATE

Adopted by the Board of Directors of First Majestic Silver Corp. (the "**Company**") with immediate effect on March 7, 2019, as amended on February 19, 2021, August 19, 2021, May 26, 2022 and August 12, 2025

(last reviewed by the Board on August 12, 2025)

INTRODUCTION

The board of directors (the "**Board**") of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company's business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the "**CEO**"), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1. Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the *Business Corporations Act* (British Columbia) (the "**Act**"), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company's securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, "**Applicable Laws**").

2. A minimum of two-thirds of directors comprising the Board must qualify as "independent" as determined by Applicable Laws.

3. Nominees for directors are approved by the Board and elected annually at the Company's annual general meeting of shareholders. The Corporate Governance and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Corporate Governance and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term "**Board Interlock**" means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term "**Committee Interlock**" means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

4. No director of the Company may serve as a director (a "**Directorship**") on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Corporate Governance and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5. The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

   (a) all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

   (b) the Board's judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

   (c) if a director nominee holds more than five Directorships, the Board's judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6. During the period between annual shareholder meetings, directors must advise the Corporate Governance and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1. **Meetings of the Board**

   (a) The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

   (b) Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons

   (c) The members of the Board who are "independent" as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2. **Managing the Affairs of the Board**

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading "*General Legal Obligations of the Board of Directors*". Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

   (a) annually reviewing the skills and experience represented on the Board in light of the Company's strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

   (b) annually, following each annual general meeting of shareholders:

   (i) electing a Chair of the Board and appointing the President and CEO of the Company,

   (ii) on the recommendation of the CEO, appointing the senior officers of the Company, and

   (iii) appointing committees of the Board, including an Audit Committee, Corporate Governance & Nominating Committee, Compensation Committee, Sustainability Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

   (A) all members of committees of the Board, with the exception of the Sustainability Committee, must be "independent" as determined by Applicable Laws; and

   (B) directors who are also officers of the Company shall not participate in determining the composition of the Corporate Governance & Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c)   establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)   periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)   determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)   periodically assessing the adequacy and form of director compensation;

(g)   assuming responsibility for the Company's governance practices;

(h)   establishing new director orientation and ongoing director education processes;

(i)   ensuring that the independent directors meet regularly without executive directors and management present;

(j)   to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)   setting the terms of reference for the Board; and

(l)   appointing the secretary to the Board.

3.   **Human Resource Matters**

The Board has the responsibility to:

(a)   provide advice and counsel to the CEO in the execution of the CEO's duties;

(b)   appoint and discharge the CEO and plan CEO succession;

(c)   set terms of reference for the CEO;

(d)   annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e)   monitor and, at least annually, review the CEO's performance against agreed upon annual objectives;

(f)   set the CEO's compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g) approve the CEO's acceptance of significant public service commitments or outside directorships;

(h)   approve decisions relating to senior management, including:

(i)   review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii)   on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii)   review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv)   employment contracts, termination and other special arrangements with executive officers;

(i)   to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(j)   approve certain matters relating to the Company's employees in general, including:

(i)   the Company's broad compensation strategy and philosophy; and

(ii)   new benefit programs or material changes to existing programs; and

(k)   ensure succession planning programs are in place, including programs to train and develop management.

4. **Strategy and Plans**

The Board has the responsibility to:

(a) adopt and periodically review a strategic planning process for the Company;

(b) participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c) approve annual capital and operating budgets that support the Company's ability to meet its strategic objectives;

(d) direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

(e) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f) approve material acquisitions and divestitures;

(g) conduct periodic reviews of human, technological and capital resources required to implement the Company's strategic plan;

(h) conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i) review regularly any recent developments that may affect the Company's business and its strategic plan, and advise management on emerging trends and issues.

5. **Financial and Corporate Matters**

The Board has the responsibility to:

(a) take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

(b) review and approve release by management of any materials reporting on the Company's financial performance or providing guidance on future results to its shareholders;

(c) ensure the Company's public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d) ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e) declare dividends if and when the Board deems it to be appropriate;

(f) approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company's authorized share capital to shareholders for their approval;

(g) approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h) approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i) recommend to the Company's shareholders the appointment of external auditors and, if so authorized by the Company's shareholders, approve auditors' fees.

6. **Business and Risk Management**

The Board has the responsibility to:

(a) ensure management identifies the principal risks of the Company's business and implements appropriate systems to manage these risks;

(b) evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company's business and the effectiveness of risk management systems in place;

(c) approve any plans to hedge mineral sales; and

(d) review the adequacy of security of information, information systems and recovery plans.

7. **Corporate Communications and Compliance Reporting**

The Board has the responsibility to:

(a) ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b) ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company's Disclosure Policy;

(c) ensure the Board has measures in place to receive feedback from shareholders;

(d) approve interaction with shareholders on all items requiring shareholder response or approval;

(e) ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f) report annually to the shareholders on the Board's stewardship for the preceding year.

8. **Company Policies**

The Board has the responsibility to:

(a) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b) approve and monitor, through management, compliance with all significant policies and procedures that govern the Company's operations; and

(c) approve and periodically review the following:

   (i)   the Company's Code of Ethical Conduct;

   (ii) the Company's Whistle Blower Policy;

   (iii) the Company's Disclosure Policy; and

   (iv) the Company's policies with respect to corporate social responsibility and environmental health and safety.

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

The Act requires that each director:

(a) acts honestly and in good faith with a view to the best interests of the Company, including the duty:

    (i) to disclose conflicts of interest;

    (ii) not to appropriate or divert corporate opportunities;

    (iii) to maintain confidential information of the Company and not use such information for personal benefit; and

    (iv) to disclose information vital to the business of the Company in the possession of a director;

(b) exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c) acts in accordance with the Act and the Company's Articles.

ANNUAL PERFORMANCE EVALUATION

The Board, committees and each individual director will be regularly assessed regarding his, her, or its effectiveness and contribution. An assessment will consider (a) in the case of the Board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Company will organize annual board performance evaluations which will involve individual director assessments.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on March 7, 2019 (the "**Effective Date**"), and amended on February 19, 2021, August 19, 2021, May 26, 2022 and August 12, 2025 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

APPENDIX "B"

SUMMARY OF THE LONG-TERM INCENTIVE PLAN

The Company's current Long Term Incentive Plan (the "**LTIP**") was approved by shareholders at the Company's annual and special meeting held May 26, 2022. The Company made further minor edits to the LTIP on December 8, 2023 and April 24, 2026. A full copy of the LTIP is available under the Company's SEDAR+ profile at www.sedarplus.ca. Capitalized terms used in this summary and not otherwise defined shall have the meanings given to such terms in the LTIP.

The annual "burn rate" for the Company's LTIP for the year ended December 31, 2025 was 2.36%.The burn rate includes 8,242,244 Options that were issued in exchange for options of Gatos Silver that were outstanding as at January 16, 2025 (the "**Replacement Options**"), being the date of closing of the Company's acquisition of Gatos Silver. If these Replacement Options were excluded from the calculation, the annual "burn rate" of the LTIP would have been 0.64%.

The material terms of the LTIP are set out below.

- Maximum Number of Shares Issuable – The maximum number of shares issuable under the LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, shall not in the aggregate exceed 6% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards), provided that the maximum number of Share Units (which includes Restricted Share Units and Performance Share Units) will not exceed 1% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards).

- Types of Awards – Pursuant to the LTIP, the Company may issue Options, Restricted Share Units and Performance Share Units.

- Plan Limits – When combined with all of the Company's other security-based compensation arrangements, the LTIP shall not result in:

  - the number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

  - the number of Shares issued to Insiders within a one-year period exceeding 8**%** of the issued and outstanding Shares; or

  - the number of Shares issuable to Insiders at any time exceeding 8**%** of the issued and outstanding Shares.

  The LTIP shall not result in:

  - the number of Shares issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time; or

  - the number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

- Stock Option Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Shares on the grant date.

- Term – Unless otherwise specified at the time of grant, Options shall expire ten (10) years from the date of grant, unless terminated earlier in accordance with the LTIP. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

- Vesting Schedule – Unless otherwise determined by the Board in accordance with the provisions of the LTIP, or unless otherwise specified in the Participant's Service Agreement or Option Award Agreement: (i) Options vest and become exercisable in 25% increments on each of the 12-month, 18-month, 24-month and 30-month anniversaries from the grant date; and (ii) Options granted to the Chief Executive Officer of the Company which have an initial expiry date which is more than five years after the Award Date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Award Date.

- **Exercise of Options** – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

- **Circumstances Causing Cessation of Entitlement** – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the LTIP. A summary of these provisions is below.

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.
Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.
Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of retirement.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.
Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to Hold Office for Director Cause Event	Any Options held by the Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.
Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.
Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be a Consultant.

Reason for Termination	Vesting	Expiry of Option
Ceasing to be a Consultant due to completion or termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

Restricted Share Units and Performance Share Units

• Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant. Performance Share Units may not be granted or issued to any non-executive director of the Company.

• Vesting – Unless otherwise determined by the Board in accordance with the provisions of the LTIP, or unless otherwise specified in the Participant's Service Agreement or RSU Award Agreement, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted, provided that all applicable restrictions have lapsed. Unless otherwise determined by the Board in accordance with the provisions of the LTIP, or unless otherwise specified in the Participant's Service Agreement or PSU Award Agreement, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

• Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

• Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

• Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the LTIP respectively. A summary of these provisions is contained below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Reason for Termination	Treatment of Restricted Share Units
Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or disability.
Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to Hold Office for Director-Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Reason for Termination	Treatment of Restricted Share Units
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to be a Consultant to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.

Reason for Termination	Treatment of Performance Share Units
Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be Employed other than as set out above	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to be a Consultant to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

Change in Control – Treatment of Awards

- In the event of a change in control where the acquiror agrees to assume all obligations under the LTIP, and the Board determines that such assumption is consistent with the objectives of the LTIP and does not diminish the value of the Awards, the LTIP and all outstanding Awards continue on the same terms and conditions.

- Where the LTIP continues following a change in control, a "double-trigger" vesting mechanism applies. If a Participant's employment, service or engagement thereafter ceases for any reason other than (i) a voluntary resignation by the Employee (other than a resignation for Good Reason), (ii) termination for an Employee Cause Event or Director Cause Event, as applicable, or (iii) the ordinary-course completion or termination of a consulting contract, then all of the Participant's Awards immediately vest in full and become exercisable or redeemable. If a non-executive director ceases to act in such capacity following a change in control, all unvested Awards vest immediately in full.

- Where an acquiror does not agree to assume all obligations under the LTIP, or the Board determines that the assumption is inconsistent with the objectives of the LTIP or would diminish the value of the Awards, all unvested Awards vest immediately and become exercisable or redeemable.

General

- Clawback Policy – Awards granted under the LTIP may be subject to forfeiture in certain instances under the incentive compensation clawback provisions of the Company's Code of Ethical Conduct and/or under the Company's Incentive Compensation Recovery Policy, each as may be amended by the Company from time to time.

- Assignment – Awards under the LTIP are non-assignable and non-transferable other than to a Participant's Personal Representatives.

- Amendments Not Requiring Shareholder Approval – The Board may amend the LTIP Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the LTIP or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

  (a) altering, extending or accelerating the terms and conditions of vesting of any Awards;

  (b) change to the termination provisions of the LTIP or any Award which does not entail an extension beyond the original expiry date;

  (c) amending or modifying the mechanics of exercise or settlement of Awards;

  (d) effecting amendments of a "housekeeping" or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

  (e) effecting amendments respecting the administration of the LTIP;

  (f) effecting amendments necessary to suspend or terminate the LTIP;

  (g) amending the change of control provisions of the LTIP, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control; and

  (h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

- Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

  (i)   any increase in the number of shares issuable under the LTIP or the percentage limit set out in Section 4.1 of the LTIP, except such increases by operation of Sections 4.1 or 9 of the LTIP;

  (j)   with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

  (k)   any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit or Restricted Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

  (l)   any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

  (m) any amendment to the insider participation limits or non-executive director limits under the LTIP or any amendment to the amendment sections of the LTIP; and

  (n)   any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

- Financial Assistance – The LTIP provides that the Company may not offer financial assistance in respect of the exercise of any Award.

QUESTIONS ON VOTING YOUR FIRST MAJESTIC SHARES

MAY BE DIRECTED TO OUR PROXY SOLICITATION AGENT

THE LAUREL HILL ADVISORY GROUP



North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Text Message: Text "INFO" to 416-304-0211 or 1-877-452-7184

Email: assistance@laurelhill.com